     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 1, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          STANFORD MICRODEVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

            DELAWARE                           3674                          77-0073042
(STATE OR OTHER JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)

                               522 ALMANOR AVENUE
                              SUNNYVALE, CA 94086
                                 (408) 616-5400
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ROBERT VAN BUSKIRK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          STANFORD MICRODEVICES, INC.
                               522 ALMANOR AVENUE
                              SUNNYVALE, CA 94086
                                 (408) 616-5400
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

               STEVEN E. BOCHNER                              ROBERT M. MATTSON, JR.
               STEVEN V. BERNARD                                 CRAIG S. MORDOCK
                SUSAN P. KRAUSE                                 BRANDON C. PARRIS
        WILSON SONSINI GOODRICH & ROSATI                     MORRISON & FOERSTER LLP
            PROFESSIONAL CORPORATION                        19900 MACARTHUR BOULEVARD
               650 PAGE MILL ROAD                                   12TH FLOOR
              PALO ALTO, CA 94304                                IRVINE, CA 92612
                 (650) 493-9300                                   (949) 251-7500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                              PROPOSED MAXIMUM
                 TITLE OF EACH CLASS OF                          AGGREGATE                 AMOUNT OF
              SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)          REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common stock, $0.001 par value..........................        $50,000,000                 $13,200
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o).

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 1, 2000

[STANFORD MICRODEVICES LOGO]

--------------------------------------------------------------------------------
                        SHARES

COMMON STOCK
--------------------------------------------------------------------------------

This is the initial public offering of Stanford Microdevices, Inc. and we are
offering                shares of our common stock. We anticipate the initial
public offering price will be between $          and $     per share. We have
applied to list our common stock on the Nasdaq National Market under the symbol "SMDI."

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                               UNDERWRITING
                                                                DISCOUNTS       PROCEEDS TO
                                              PRICE TO             AND            STANFORD
                                               PUBLIC          COMMISSIONS      MICRODEVICES
                                          ----------------    --------------    ------------
Per share                                   $                  $                $
Total                                       $                  $                $

We have granted the underwriters the right to purchase up to additional shares to cover over-allotments.

DEUTSCHE BANC ALEX. BROWN
                   BANC OF AMERICA SECURITIES LLC
                                    CIBC WORLD MARKETS
                                                 ROBERTSON STEPHENS
The date of this prospectus is               , 2000

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all of the information that investors should consider before investing in our common stock. Investors should carefully read the entire prospectus, including "Risk Factors" and the financial statements, before making an investment decision.

                                  OUR BUSINESS

     We are a leading designer and supplier of high performance radio frequency, or RF, components for communications equipment. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. Our customers include communications equipment manufacturers and a private label reseller of our RF components. We design our products to meet the rapidly evolving performance requirements for mobile wireless applications, such as cellular and mobile data networks, broadband wireline applications, such as coaxial cable and fiber optic networks, and fixed wireless applications, such as local and wide area site-to-site data networks.

     We offer a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules. We believe our products are well suited for the increasingly data-centric environments of existing and future communications networks. We have adopted a fabless operating strategy, which we believe is unique in the RF components industry. We outsource the manufacturing of our semiconductor wafers to several wafer fabrication facilities, or third-party wafer fabs, that use leading-edge process technologies. We focus internally on our RF design and development expertise and select what we believe to be the optimal process technology for any given application without the constraint of a captive wafer fab facility. Our fabless operating strategy, combined with our RF design and test expertise, gives us the flexibility necessary to deliver a comprehensive line of high quality products at compelling prices to our customers.

     Our objective is to become the leading supplier of RF components for wireless and broadband wireline communications infrastructure equipment. We intend to achieve this objective by providing a comprehensive portfolio of high performance and high value standard and customized RF components optimized for their target applications. We recently established a separate business unit focused on developing customized products for our customers' specific RF applications. We plan to focus on expanding our product development initiatives in wireless and broadband wireline infrastructure markets. We will also continue to invest in research and development in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement.

     We sell our products worldwide through U.S.-based distributors, through a private label reseller who sells our products under its brand and through our direct sales force. Our products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by us or our distributors. We are expanding our marketing efforts to create awareness for our products within our target markets and to support our direct and indirect sales efforts.

     We were incorporated in California on May 20, 1985 as Matrix Microassembly Corporation. We began doing business as Stanford Microdevices, Inc. in 1992. On November 21, 1997 we reincorporated in Delaware as Stanford Microdevices, Inc. Our principal executive offices are located at 522 Almanor Avenue, Sunnyvale, California 94086. Our telephone number at that location is (408) 616-5400. Our web site is located at www.stanfordmicro.com. The information contained on our web site does not constitute part of this prospectus.

                                  THE OFFERING

Common stock offered by Stanford Microdevices........  shares
Common stock to be outstanding after this offering...  shares
Use of proceeds......................................  For working capital and general corporate purposes. See "Use of Proceeds" on page 15 for
                                                       more detailed information.
Proposed Nasdaq National Market symbol...............  SMDI

     The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares outstanding as of December 31, 1999. This number assumes the conversion into common stock of all of our mandatorily redeemable convertible preferred stock outstanding on that date and the exercise of outstanding warrants to purchase 1,100,000 shares of our common stock at an exercise price of $4.50 per share, and excludes:

     - 5,231,373 shares subject to outstanding options under our Amended and Restated 1998 Stock Plan;

     - 1,963,318 shares available for future option grants under our Amended and Restated 1998 Stock Plan; and

     - 300,000 shares of common stock that will be available for issuance under our 2000 Employee Stock Purchase Plan upon completion of this offering.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------
                                                    1995        1996     1997     1998     1999
                                                 -----------   ------   ------   ------   -------
                                                 (UNAUDITED)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues...................................    $3,185      $4,712   $6,898   $8,231   $18,065
Gross profit...................................       828       1,484    2,928    3,377     8,069
Income (loss) from operations..................       149         125    1,165      373    (2,516)
Net income (loss)..............................       137         101    1,105      279    (2,547)
Net income (loss) applicable to common
  stockholders.................................       137         101    1,105      279    (2,802)
Pro forma basic and diluted net loss per share
  (unaudited)..................................                                           $ (0.15)
Shares used to compute pro forma basic and
  diluted net loss per share (unaudited).......                                            16,608

     See note 1 of the notes to consolidated financial statements for an explanation of the determination of the number of shares used to compute the pro forma basic and diluted per share amount.

                                                               AS OF DECEMBER 31, 1999
                                                         -----------------------------------
                                                                                  PRO FORMA
                                                         ACTUAL     PRO FORMA    AS ADJUSTED
                                                         -------    ---------    -----------
                                                                          (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents..............................  $10,965     $10,965
Working capital........................................    7,746       7,746
Total assets...........................................   19,719      19,719
Long term obligations, less current portion............    1,299       1,299
Mandatorily redeemable convertible preferred stock.....   17,255          --
Total stockholders' equity (net capital deficiency)....   (6,310)     10,945

     The pro forma balance sheet data summarized above assumes the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock upon completion of this offering on a one-to-one basis. The pro forma as adjusted data above adjusts the pro forma amounts to reflect the application of the net proceeds
from the sale of           shares of common stock offered by us at an assumed
initial public offering price of $     per share, after deducting estimated
underwriting discounts and commissions and estimated offering expenses.

     Stanford Microdevices is our trademark. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

                           -------------------------

     Unless otherwise indicated, all information in this prospectus assumes:

     - that the underwriters have not exercised their option to purchase additional shares;

     - conversion of all shares of mandatorily redeemable convertible preferred stock into shares of common stock upon completion of this offering;

     - the exercise of outstanding warrants to purchase 1,100,000 shares of common stock; and

     - the filing of an amended and restated certificate of incorporation, increasing our authorized common stock and authorizing a class of 5,000,000 shares of undesignated preferred stock, upon completion of this offering.

                                     RISK FACTORS

     This offering involves a high degree of risk. Investors should carefully consider the risks and uncertainties and the other information in this prospectus before deciding whether to invest in shares of our common stock. Any of the following risks could cause the trading price of our common stock to decline.

                         RISKS RELATED TO OUR BUSINESS

WE MAY NOT MEET QUARTERLY FINANCIAL EXPECTATIONS, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

     Our quarterly operating results are likely to vary significantly in the future based upon a number of factors related to our industry and the markets for our products, over many of which we have little or no control. We operate in a highly dynamic industry and future results could be subject to significant fluctuations, particularly on a quarterly basis. These fluctuations could cause us to fail to meet quarterly financial expectations, which could cause our stock price to decline rapidly and significantly. Factors contributing to the volatility of our stock price include:

     - the timing and success of new product and technology introductions by us or our competitors;

     - availability of raw materials, semiconductor wafers and manufacturing capacity or fluctuations in our manufacturing yields;

     - changes in selling prices for our integrated circuits due to competitive or currency exchange rate pressures;

     - changes in our product mix;

     - changes in the relative percentage of products sold through distributors as compared to direct sales;

     - market acceptance of our products; and

     - changes in customer purchasing cycles.

     Due to the factors discussed above, investors should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance.

OUR RELIANCE ON THIRD-PARTY WAFER FABS TO MANUFACTURE OUR SEMICONDUCTOR WAFERS MAY CAUSE A SIGNIFICANT DELAY IN OUR ABILITY TO FILL ORDERS AND LIMITS OUR ABILITY TO ASSURE PRODUCT QUALITY AND TO CONTROL COSTS.

     We do not own or operate a semiconductor fabrication facility. We currently rely on four third-party wafer fabs to manufacture substantially all of our semiconductor wafers. Each of these third-party wafer fabs is our sole source for wafers manufactured using a particular process technology. Substantially all of our products sold in 1999 were manufactured in gallium arsenide by TRW. The supply agreement with TRW provides us with a guaranteed supply of wafers through December 31, 2000. We may not be able to negotiate an extension to this agreement on favorable terms, if at all. We also may not be successful in forming an alternative supply arrangement that provides us with a sufficient supply of gallium arsenide wafers. In addition, we have only recently begun working with two of our four principal third-party wafer fabs. The loss of one of our third-party wafer fabs, in particular TRW, or any delay or reduction in wafer supply will impact our ability to fulfill customer orders, perhaps materially, and could damage our relationships with our customers, either of which would significantly harm our business and operating results. Because there are limited numbers of third-party wafer fabs that use the particular process technologies we select for our products and that have sufficient capacity to meet our needs, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments.

     Our reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of our components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. Minute impurities, difficulties in the fabrication process, defects in the masks used to print circuits on a wafer, wafer breakage or other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be nonfunctional. We expect that our customers will continue to establish demanding specifications for quality, performance and reliability that must be met by our products. Our third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. These risks are heightened with respect to our two newest third-party wafer fabs which have not yet produced wafers in volume for us. To the extent our third-party wafer fabs suffer failures or defects, we could experience lost revenues, increased costs, and delays in, cancellations or rescheduling of orders or shipments, any of which would harm our business.

     In the past, we have experienced delays in product shipments from our third-party wafer fabs, which in turn delayed product shipments to our customers. We may in the future experience similar delays or other problems, such as inferior wafer quality, reduced manufacturing yields and inadequate wafer supply.

OUR RELIANCE ON SUBCONTRACTORS TO PACKAGE OUR PRODUCTS COULD CAUSE A DELAY IN OUR ABILITY TO FULFILL ORDERS OR COULD INCREASE OUR COST OF REVENUES.

     We do not package the RF components that we sell but rather rely on subcontractors to package our products. Packaging is the procedure of electrically bonding and encapsulating the integrated circuit into its final protective plastic or ceramic casing. We provide the wafers containing the integrated circuits and, in some cases, packaging materials to third-party packagers. Although we currently work with five packagers, substantially all of our net revenues in 1999 were attributable to products packaged by one subcontractor, MPI Corporation of Manila, Philippines. A relative of one of our principal stockholders controls MPI. We do not have long-term contracts with our third-party packagers stipulating fixed prices or packaging volumes. Therefore, in the future we may be unable to obtain sufficient high quality or timely packaging of our products. The loss or reduction in packaging capacity of any of our current packagers, particularly MPI, would significantly damage our business. In addition, increased packaging costs will adversely affect our profitability.

     The fragile nature of the semiconductor wafers that we use in our components requires sophisticated packaging techniques and can result in low packaging yields. If our packaging subcontractors fail to achieve and maintain acceptable production yields in the future, we could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm our business.

WE DEPEND ON TWO DISTRIBUTORS FOR A SIGNIFICANT PORTION OF OUR SALES, THE LOSS OF ANY ONE OF WHICH WOULD LIMIT OUR ABILITY TO SUSTAIN AND GROW OUR REVENUES.

     Historically, two distributors, Avnet Electronics Marketing and Richardson Electronics, have accounted for a significant portion of our sales. In 1999, sales through Richardson Electronics represented 38% of our net revenues and sales through Avnet Electronics Marketing represented 13% of our net revenues. These distributors principally purchase our standard components for resale to their customers. Our contracts with these distributors do not require them to purchase our products and may be terminated by them at any time without penalty. If our distributors fail to successfully market and sell our products, our revenues could be materially adversely affected. The loss of either of our current distributors and our failure to develop new and viable distribution relationships would limit our ability to sustain and grow our revenues.

WE DEPEND ON MINICIRCUITS LABORATORIES FOR A SUBSTANTIAL PORTION OF OUR REVENUES AND THE LOSS OF MINICIRCUITS AS A CUSTOMER OR A DECREASE IN PURCHASES BY MINICIRCUITS WOULD ADVERSELY AFFECT OUR REVENUES.

     Sales to Minicircuits Laboratories, a private label reseller of our products, account for a significant portion of our revenues. For example, 36% of our net revenues in 1998 and 41% of our net revenues in 1999 were attributable to sales to Minicircuits. We expect that we will continue to rely on sales to Minicircuits for a significant portion of our future revenues. In addition to reselling products of Stanford Microdevices and other RF component suppliers, Minicircuits also designs and supplies their own RF components. Our current contract with Minicircuits does not require Minicircuits to purchase our products in the future. If we were to lose Minicircuits as a customer, or if Minicircuits substantially reduced its purchases, our business and operating results would be adversely affected.

INTENSE COMPETITION IN OUR INDUSTRY COULD PREVENT US FROM INCREASING REVENUES AND SUSTAINING PROFITABILITY.

     The RF semiconductor industry is intensely competitive and is characterized by the following:

     - rapid technological change;

     - rapid product obsolescence;

     - shortages in wafer fabrication capacity;

     - price erosion; and

     - unforeseen manufacturing yield problems.

     We compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Agilent, Alpha Industries, Anadigics, Conexant, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, TriQuint Semiconductor and Watkins-Johnson. We also compete with communications equipment manufacturers who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. We expect increased competition both from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. As a result, communications equipment manufacturers may decide not to buy from us due to their concerns about our size, financial stability or ability to interact with their logistics systems. Our failure to successfully compete in our markets would have a material adverse effect on our business, financial condition and results of operations.

OUR BUSINESS STRATEGY IS DEPENDENT ON SUCCESSFUL MARKETING AND SALES OF RF COMPONENTS PRODUCED USING THREE PROCESS TECHNOLOGIES WITH WHICH WE HAVE LIMITED EXPERIENCE.

     We shipped our first products using silicon germanium and indium gallium phosphide in the fourth quarter of 1999. In addition, although we plan to act as a reseller of products manufactured using the laterally diffused metal oxide semiconductor process, we have not yet generated any revenues from resale of these products. As a result, investors have a very limited basis upon which to evaluate the demand for, and market acceptance of, products manufactured using these technologies. If our products using these technologies do not meet customer expectations or if the market for these products fails to develop or develops more slowly than we expect, our business would be harmed.

IF WE FAIL TO INTRODUCE NEW PRODUCTS IN A TIMELY AND COST-EFFECTIVE MANNER, OUR ABILITY TO SUSTAIN AND INCREASE OUR REVENUES COULD SUFFER.

     The markets for our products are characterized by frequent new product introductions, evolving industry standards and changes in product and process technologies. Because of this, our future success will in large part depend on:

     - our ability to continue to introduce new products in a timely fashion;

     - our ability to improve our products and to adapt to new process technologies in a timely manner;

     - our ability to adapt our products to support emerging and established industry standards; and

     - market acceptance of our products.

     We estimate that the development cycles of our products from concept to production could last up to 12 months. We may not be able to introduce new products in a timely and cost-effective manner which would impair our ability to sustain and increase our revenues.

PRODUCT QUALITY, PERFORMANCE AND RELIABILITY PROBLEMS COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     Our customers demand that our products meet stringent quality, performance and reliability standards. RF components such as those we produce may contain undetected defects or flaws when first introduced or after commencement of commercial shipments. We have from time to time experienced product quality, performance or reliability problems. In addition, some of our products are manufactured using process technologies that are relatively new and for which long-term field performance data are not available. As a result, defects or failures may occur in the future relating to our product quality, performance and reliability. If these failures or defects occur, we could experience lost revenues, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would harm our business.

SOURCES FOR CERTAIN COMPONENTS AND MATERIALS ARE LIMITED, WHICH COULD RESULT IN DELAYS OR REDUCTIONS IN PRODUCT SHIPMENTS.

     The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. For example, we rely on limited sources for certain packaging materials. If we, or our packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, we could experience delays or reductions in product shipments, which would materially and adversely affect our profitability. Although we have not experienced any significant difficulty to date in obtaining these materials, these shortages may arise in the future. We cannot guarantee that we would not lose potential sales if key components or materials are unavailable, and as a result, we are unable to maintain or increase our production levels.

IF COMMUNICATIONS EQUIPMENT MANUFACTURERS INCREASE THEIR INTERNAL PRODUCTION OF RF COMPONENTS, OUR REVENUES WOULD DECREASE AND OUR BUSINESS WOULD BE HARMED.

     Currently, communications equipment manufacturers obtain their RF components by either developing them internally or by buying widely available standard RF components from third-party distributors. We have historically generated substantially all of our revenues through sales of standard components to these manufacturers through our distributors. If communications equipment manufacturers increase their internal production of RF components and reduce purchases of RF components from third parties, our revenues would decrease and our business would be harmed.

WE HAVE RECENTLY ESTABLISHED A BUSINESS UNIT FOCUSED ON DESIGNING RF COMPONENTS FOR SPECIFIC EQUIPMENT MANUFACTURERS. OUR FAILURE TO GROW THIS BUSINESS UNIT WOULD IMPAIR OUR ABILITY TO SUSTAIN AND INCREASE OUR REVENUES.

     Communications equipment manufacturers have begun to work directly with component suppliers such as us to design and build customized products for specific needs. We have recently established a business unit focused on designing RF components to meet these needs. Our business strategy is dependent in part on this business unit to sustain and increase our revenues. This business unit has not yet completed development of or shipped any products and we cannot guarantee that we will be successful in developing this business unit. Development of this business unit will require us to expand our internal sales force and successfully install logistic and supply chain software and processes to manage this business unit. Each of these tasks will require significant management attention and expenditure of resources. Even with this attention and these expenditures, we may be unsuccessful in operating this business unit and this business unit may not generate any revenues.

     We may spend considerable sums developing components for a particular application or a potential customer. We do not expect that these customers will have any contractual obligation to purchase these products and we many never realize any revenues from sales of these products. In addition, if the recent trend of outsourcing the design and manufacture of customized components to third parties is reversed, we would not be able to execute this element of our business strategy.

THIRD-PARTY WAFER FABS WHO MANUFACTURE THE SEMICONDUCTOR WAFERS FOR OUR PRODUCTS MAY COMPETE WITH US IN THE FUTURE.

     Several third-party wafer fabs independently produce and sell RF components directly to communications equipment manufacturers. We currently rely on certain of these third-party wafer fabs to produce the semiconductor wafers for our products and, in the case of UltraRF, for the production of the RF components which we plan to resell to communications equipment manufacturers. These third-party wafer fabs possess confidential information concerning our products and product release schedules. We cannot guarantee that they would not use our confidential information to compete with us. Competition from these third-party wafer fabs may result in reduced demand for our products and could damage our relationships with these third-party wafer fabs, thereby harming our business.

PERCEIVED RISKS RELATING TO PROCESS TECHNOLOGIES WE MAY ADOPT IN THE FUTURE TO MANUFACTURE OUR PRODUCTS COULD CAUSE RELUCTANCE AMONG POTENTIAL CUSTOMERS TO PURCHASE OUR PRODUCTS.

     We may adopt new process technologies in the future to manufacture our products. Prospective customers of these products may be reluctant to purchase these products based on perceived risks of these new technologies. These risks could include concerns related to manufacturing costs and yields and uncertainties about the relative cost-effectiveness of products produced using these new technologies. If our products fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

WE MAY ENCOUNTER DIFFICULTIES IN MANAGING OUR GROWTH.

     We are experiencing a period of rapid growth and expansion that will continue to place a significant strain on our management and other resources. The number of our employees has increased from 24 at December 31, 1998 to 77 at December 31, 1999. To accommodate this growth, we must implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of the accounting and other internal management systems. This may require substantial managerial and financial effort, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, our business could be harmed.

     Several members of our senior management joined us in 1999, including Robert Van Buskirk, our President and Chief Executive Officer, and Thomas Scannell, our Vice President, Finance and Administration and Chief Financial Officer. We cannot guarantee that our management team will be able to continue to work together effectively or manage our growth successfully.

IF WE LOSE OUR KEY PERSONNEL OR ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL, WE MAY BE UNABLE TO PURSUE BUSINESS OPPORTUNITIES OR DEVELOP OUR PRODUCTS.

     We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing and managerial personnel, who are in great demand. Competition for these employees, particularly RF integrated circuit design engineers, is intense. Our failure to hire additional qualified personnel in a timely manner and on reasonable terms could adversely affect our business and profitability. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could damage our business relationship with these parties. Our success also depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of key personnel could adversely affect our ability to execute our business strategy, which could cause our results of operations and financial condition to suffer. We may not be successful in retaining these key personnel.

OUR LIMITED ABILITY TO PROTECT OUR PROPRIETARY INFORMATION AND TECHNOLOGY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     Our future success and ability to compete is dependent in part upon our proprietary information and technology. None of our technology is currently patented. Instead, we rely on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, wafer suppliers, customers and potential customers, and strictly limit the disclosure and use of other proprietary information. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

OUR PRODUCTS COULD INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS, AND RESULTING CLAIMS AGAINST US COULD BE COSTLY AND REQUIRE US TO ENTER INTO DISADVANTAGEOUS LICENSE OR ROYALTY ARRANGEMENTS.

     The semiconductor industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management's attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. We may increasingly be subject to infringement claims as the number of our products grows.

OUR RELIANCE ON FOREIGN SUPPLIERS AND MANUFACTURERS EXPOSES US TO THE ECONOMIC AND POLITICAL RISKS OF THE COUNTRIES IN WHICH THEY ARE LOCATED.

     Independent third parties in other countries package all of our products and supply some of our wafers and substantially all of the packaging materials used in the production of our components. Due to our reliance on foreign suppliers and packagers, we are subject to the risks of conducting business outside the United States. These risks include:

     - unexpected changes in, or impositions of, legislative or regulatory requirements;

     - shipment delays, including delays resulting from difficulty in obtaining export licenses;

     - tariffs and other trade barriers and restrictions;

     - political, social and economic instability; and

     - potential hostilities and changes in diplomatic and trade relationships.

     In addition, we currently transact business with our foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of our suppliers' countries were to increase in value against the U.S. dollar, our suppliers may attempt to raise the cost of our wafers, packaging materials, and packaging services, which could have an adverse effect on our profitability.

A SIGNIFICANT PORTION OF OUR PRODUCTS ARE SOLD TO INTERNATIONAL CUSTOMERS EITHER THROUGH OUR DISTRIBUTORS OR DIRECTLY BY US, WHICH EXPOSES US TO RISKS THAT MAY ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     A significant portion of our direct sales and sales through our distributors were to foreign purchasers, particularly in countries located in Asia. Demand for our products in Asia could decrease, which could have a materially adverse effect on our results of operations. Therefore, our future operating results may depend on several economic conditions in Asia, including:

     - changes in trade policy and regulatory requirements;

     - fluctuations in currency;

     - duties, tariffs and other trade barriers and restrictions;

     - trade disputes; and

     - political instability.

ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISTRACTION OF OUR MANAGEMENT AND DISRUPTIONS TO OUR BUSINESS.

     We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. From time to time, we may engage in discussions and negotiations with companies regarding our acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, we may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company's personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, when amortized, will negatively affect our net income. As of the date of this prospectus, we have no agreement to enter into any investment or acquisition transaction.

                         RISKS RELATED TO OUR INDUSTRY

OUR GROWTH DEPENDS ON THE GROWTH OF THE INFRASTRUCTURE FOR WIRELESS AND WIRELINE COMMUNICATIONS. IF THIS MARKET DOES NOT CONTINUE TO GROW, OR IF IT GROWS AT A SLOW RATE, DEMAND FOR OUR PRODUCTS WILL DIMINISH.

     Our success will depend in large part on the continued growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. We cannot assure you that the market for these infrastructure products will continue to grow at historical rates or at all. Even if the demand for infrastructure grows, we will need to complete new product designs that meet the needs of our customers at a rate consistent with the growth of the market. Our product and process development efforts may not be successful in this regard.

THE TIMING OF THE ADOPTION OF INDUSTRY STANDARDS MAY NEGATIVELY IMPACT WIDESPREAD MARKET ACCEPTANCE OF OUR PRODUCTS.

     The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by our or our customers' products become obsolete or fail to gain widespread commercial acceptance, our business will be significantly damaged. In addition, the increasing demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, generally following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. These delays may in the future have a material adverse effect on the sale of products by us and on our business, financial condition and results of operations.

INDUSTRY-WIDE FLUCTUATIONS IN SUPPLY AND DEMAND FOR SEMICONDUCTOR PRODUCTS COULD ADVERSELY IMPACT OUR BUSINESS.

     The semiconductor industry has historically been characterized by wide fluctuations in supply and demand for semiconductor products. From time to time, demand for semiconductor products has decreased, often in connection with, or in anticipation of, major additions of wafer fabrication capacity or maturing product cycles or due to general economic conditions. In the past, diminished product demand, production overcapacity and subsequent accelerated price erosion have lasted for extended periods of time. These fluctuations may occur in the future and could materially and adversely impact our business.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE MAY BE EXTREMELY VOLATILE.

     Our common stock has never been sold in a public market and an active trading market for our common stock may not develop or be sustained upon the completion of this offering. We are negotiating the initial public offering price of the common stock with the underwriters. However, the initial public offering price may not be indicative of the prices that will prevail in the public market after the offering, and the market price of the common stock could fall below the initial public offering price. Investors should read the "Underwriting" section for a discussion of the factors considered in determining the initial public offering price.

     In addition, the market price of our common stock could fluctuate widely in response to the following factors:

     - actual or anticipated variations in operating results;

     - announcements of technological innovations, new products or new services by us or by our competitors or customers;

     - changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

     - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

     - additions or departures of key personnel;

     - future equity or debt offerings or our announcements of these offerings; and

     - general market and economic conditions.

     In addition, in recent years, the stock market in general, and the Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may materially adversely affect our stock price, regardless of our operating results.

WE MAY INVEST OR SPEND THE PROCEEDS OF THIS OFFERING IN WAYS WITH WHICH INVESTORS MAY NOT AGREE AND IN WAYS THAT MAY NOT YIELD A FAVORABLE RETURN.

     We will retain broad discretion over the use of proceeds from this offering. Stockholders may not deem the actual uses desirable, and our use of the proceeds may not yield a significant return or any return at all. We intend to use the proceeds from this offering for research and development, working capital and other general corporate purposes and to finance potential acquisitions and investments. Because of the number and variability of factors that determine our use of the net proceeds from this offering, we cannot guarantee that these uses will not vary substantially from our currently planned uses.

SOME OF OUR EXISTING STOCKHOLDERS CAN EXERT CONTROL OVER US, AND THEY MAY NOT MAKE DECISIONS THAT REFLECT THE INTERESTS OF STANFORD MICRODEVICES OR OTHER STOCKHOLDERS.

     After this offering, our officers, directors and principal stockholders
(greater than 5% stockholders) will together control approximately      % of our
outstanding common stock and our two founding stockholders will control      %
of our outstanding common stock. As a result, these stockholders, if they act together, and our founding stockholders acting alone, will be able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of Stanford Microdevices and might affect the market price of our common stock. In addition, the interests of these stockholders may not always coincide with the interests of Stanford Microdevices or the interests of other stockholders.

OUR CHARTER AND BYLAWS AND DELAWARE LAW CONTAIN PROVISIONS THAT MAY DELAY OR PREVENT A CHANGE OF CONTROL.

     Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - division of the board of directors into three separate classes;

     - elimination of cumulative voting in the election of directors;

     - prohibitions on our stockholders from acting by written consent and calling special meetings;

     - procedures for advance notification of stockholder nominations and proposals; and

     - the ability of the board of directors to alter our bylaws without stockholder approval.

     In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

     The market price of our common stock could decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales could occur. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Please see "Shares Eligible for Future Sale" for a description of sales that may occur in the future.

WE DO NOT INTEND TO PAY DIVIDENDS ON OUR COMMON STOCK.

     We currently intend to retain any future earnings for funding growth and, therefore, do not anticipate paying any dividends in the foreseeable future.

INVESTORS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.

     We expect the initial public offering to be substantially higher than the net tangible book value per share of our common stock. The net tangible book value of a share of common stock purchased at an assumed initial public offering
price of $     per share will be only $          . Additional dilution may be
incurred if holders of options to purchase our common stock, whether currently outstanding or subsequently granted, exercise their options.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "expect," "anticipate," "intend," "plan," "believe," "estimate," "potential," or "continue," the negative of these terms or other comparable terminology. These statements involve a number of risks and uncertainties. Actual events or results may differ materially from any forward-looking statement as a result of various factors, including those we discuss in "Risk Factors" and elsewhere in this prospectus.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations. Before investing in our common stock, investors should be aware that the occurrence of the events described under "Risk Factors" and elsewhere in this prospectus could have a material adverse effect on our business, operating results and financial condition.

                                USE OF PROCEEDS

     We estimate that our net proceeds from the sale of the           shares of
common stock we are offering at an assumed initial public offering price of
$     per share, after deducting estimated underwriting discounts and
commissions and estimated offering expenses will be approximately $          .
If the underwriters' over-allotment option is exercised in full, we estimate
that our net proceeds will be approximately $          million. We expect to use
the net proceeds from this offering for general corporate purposes, including working capital, research and development and capital expenditures. A portion of the proceeds may also be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies, although there are no current plans, negotiations or discussions for any of these transactions. Pending use of the net proceeds for the above purposes, we intend to invest these funds in short-term, interest-bearing, investment grade securities.

                                DIVIDEND POLICY

     In the past, we have operated as an S corporation for federal tax purposes and we have paid dividends to the holders of our common stock. We became a C corporation in October 1999 and we currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table shows:

     - our actual capitalization as of December 31, 1999;

     - our capitalization as of December 31, 1999 on a pro forma basis to reflect the automatic conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into shares of common stock upon the closing of this offering; and

     - our pro forma capitalization as of December 31, 1999 as adjusted to reflect the exercise of outstanding warrants and the receipt of the estimated net proceeds from the sale of common stock offered by us at an
       assumed initial public offering price of $     per share, after deducting
       estimated underwriting discounts and commissions and estimated offering expenses.

     The following table does not include:

     - 5,231,373 shares of common stock subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $1.25 per share;

     - 1,963,318 additional shares of common stock available for future grant under our Amended and Restated 1998 Stock Plan; or

     - 300,000 shares of common stock that will be available for issuance under our 2000 Employee Stock Purchase Plan upon completion of this offering.

     This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                                      DECEMBER 31, 1999
                                                          -----------------------------------------
                                                                                        PRO FORMA
                                                           ACTUAL       PRO FORMA      AS ADJUSTED
                                                          ---------    -----------    -------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                          AMOUNTS)
Long-term debt, less current portion....................   $ 1,299       $ 1,299
Mandatorily redeemable convertible preferred stock,
  $.001 par value, 6,000,000 shares authorized actual
  and pro forma, 5,647,839 shares issued and
  outstanding, actual; no shares issued or outstanding,
  pro forma and pro forma as adjusted...................    17,255            --
Stockholders' equity (net capital deficiency):
  Preferred stock, $.001 par value, no shares
     authorized, issued or outstanding actual and pro
     forma; 5,000,000 shares authorized, no shares
     issued and outstanding pro forma as adjusted.......        --            --
  Common stock, $.001 par value, 30,000,000 shares
     authorized actual and pro forma; 15,000,000 shares
     issued and outstanding actual, 20,647,839 shares
     issued and outstanding pro forma; 200,000,000
     shares authorized,                shares issued and
     outstanding pro forma as adjusted..................        15            21
Additional paid-in capital..............................     5,141        22,390
Deferred stock compensation.............................    (4,061)       (4,061)
Accumulated deficit.....................................    (7,405)       (7,405)
                                                           -------       -------         --------
Total stockholders' equity (net capital deficiency).....    (6,310)       10,945
                                                           -------       -------         --------
Total capitalization....................................   $12,244       $12,244
                                                           =======       =======         ========

                                    DILUTION

     Our pro forma net tangible book value as of December 31, 1999 was approximately $10.9 million, or $0.53 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of our mandatorily redeemable convertible preferred stock into shares of common stock.
After giving effect to our sale of the                shares of common stock
offered by this prospectus, based upon an assumed initial public offering price
of $     per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net
tangible book value at December 31, 1999 would have been $          , or
$     per share. This represents an immediate increase in pro forma net tangible
book value of $     per share to existing stockholders and an immediate dilution
to new investors of $     per share. Dilution is determined by subtracting pro
forma net tangible book value per share after this offering from the assumed initial public offering price per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $
  Pro forma net tangible book value per share before the
     offering as of December 31, 1999.......................  $
  Increase in pro forma net tangible book value per share
     attributable to new investors..........................
                                                              -------
Pro forma net tangible book value per share after this
  offering..................................................
                                                                         -------
Dilution per share to new investors.........................             $
                                                                         =======

     The following table sets forth, on a pro forma basis as of December 31, 1999, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by existing stockholders and by investors purchasing shares in this offering (based
upon an assumed initial public offering price of $     per share before
deducting estimated underwriting discounts and commissions and estimated offering expenses):

                              SHARES PURCHASED        TOTAL CONSIDERATION
                            ---------------------    ----------------------    AVERAGE PRICE
                              NUMBER      PERCENT      AMOUNT       PERCENT      PER SHARE
                            ----------    -------    -----------    -------    -------------
Existing stockholders.....  20,647,839          %    $17,000,000          %       $ 0.82
New investors.............                                                        $
                            ----------     -----     -----------     -----        ------
  Total...................                 100.0%    $               100.0%       $
                            ==========     =====     ===========     =====        ======

     If the underwriters' over-allotment option is exercised in full, the number
of shares held by new investors will increase to                , or      % of
the total shares of common stock outstanding after this offering.

     The above discussion and tables assume no exercise of stock options or warrants outstanding as of December 31, 1999 and gives effect to the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock. In the event that we issue additional shares of common stock in the future, purchasers of common stock in this offering may experience further dilution. As of December 31, 1999, there were options outstanding to purchase 5,231,373 shares of common stock at a weighted average exercise price of approximately $1.25 per share and warrants to purchase 1,100,000 shares of common stock at an exercise price of $4.50 per share. We also have 1,963,318 shares of common stock available for issuance under our Amended and Restated 1998 Stock Plan. To the extent these outstanding options or warrants are exercised, or new options or rights are issued under our stock plans, new investors will experience further dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following consolidated selected financial data should be read in conjunction with the consolidated financial statements and related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1997, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998 and 1999 have been derived from consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this prospectus. The consolidated statement of operations data for the year ended December 31, 1996 and the consolidated balance sheet data as of December 31, 1996 and 1997 have been derived from audited consolidated financial statements not included in this prospectus. The consolidated statement of operations data for the year ended December 31, 1995 and the consolidated balance sheet data as of December 31, 1995 are derived from unaudited consolidated financial statements not included in this prospectus and, in our opinion, include all adjustments, consisting of normal recurring adjustments, which are necessary for a fair presentation of the results of operations as of and for this period.

                                                                              YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------------------
                                                                 1995         1996       1997       1998       1999
                                                              -----------    -------    -------    -------    -------
                                                              (UNAUDITED)
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues:
  Product revenues..........................................    $ 1,296      $ 3,676    $ 5,963    $ 7,417    $17,248
  Contract manufacturing revenues...........................      1,889        1,036        935        814        817
                                                                -------      -------    -------    -------    -------
    Total net revenues......................................      3,185        4,712      6,898      8,231     18,065
Cost of revenues............................................      2,357        3,228      3,970      4,854      9,996
                                                                -------      -------    -------    -------    -------
Gross profit................................................        828        1,484      2,928      3,377      8,069
Operating expenses:
  Research and development..................................        161          472        643        932      2,274
  Sales and marketing.......................................        169          373        461      1,107      2,951
  General and administrative................................        349          514        659        965      2,089
  Special charges...........................................         --           --         --         --      2,990
  Amortization of deferred stock compensation...............         --           --         --         --        281
                                                                -------      -------    -------    -------    -------
    Total operating expenses................................        679        1,359      1,763      3,004     10,585
                                                                -------      -------    -------    -------    -------
Income (loss) from operations...............................        149          125      1,165        373     (2,516)
Interest and other income (expense), net....................          1          (13)       (10)       (84)        17
Provision for income taxes..................................         13           11         50         10         48
                                                                -------      -------    -------    -------    -------
Net income (loss)...........................................    $   137      $   101    $ 1,105    $   279    $(2,547)
                                                                =======      =======    =======    =======    =======
Accretion of mandatorily redeemable convertible preferred
  stock.....................................................         --           --         --         --       (255)
                                                                -------      -------    -------    -------    -------
Net income (loss) applicable to common
  stockholders..............................................    $   137      $   101    $ 1,105    $   279    $(2,802)
                                                                =======      =======    =======    =======    =======
Basic and diluted net income (loss) per share applicable to
  common stockholders.......................................    $  0.01      $  0.01    $  0.07    $  0.02    $ (0.19)
                                                                =======      =======    =======    =======    =======
Shares used to compute basic and diluted net income (loss)
  per share applicable to common stockholders...............     15,000       15,000     15,000     15,000     15,000
Pro forma basic and diluted net loss per share
  (unaudited)...............................................                                                  $ (0.15)
                                                                                                              =======
Shares used to compute pro forma basic and diluted net loss
  per share (unaudited).....................................                                                   16,608
Distribution to stockholders................................    $    --      $   168    $   784    $ 1,067    $ 4,388

                                                                               AS OF DECEMBER 31,
                                                              ----------------------------------------------------
                                                                 1995         1996      1997      1998      1999
                                                              -----------    ------    ------    ------    -------
                                                              (UNAUDITED)
                                                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................     $114        $  190    $  486    $  217    $10,965
Working capital (deficit)...................................      438           199       (10)     (854)     7,746
Total assets................................................      550         1,649     3,742     3,806     19,719
Long term obligations, less current portion.................      118            63       147       813      1,299
Mandatorily redeemable convertible preferred stock..........       --            --        --        --     17,255
Total stockholders' equity (net capital deficiency).........      333           267       588        10     (6,310)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus. The discussion in this prospectus contains forward-looking statements that involve risks, uncertainties and assumptions, such as statements of our plans, objectives, expectations and intentions. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus. Our actual results may differ materially from those discussed here. Factors that could cause or contribute to the differences include those discussed in "Risk Factors," as well as those discussed elsewhere in this prospectus.

OVERVIEW

     We are a leading designer and supplier of high performance RF components for communications equipment manufacturers. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals.

     We derive a majority of our revenues from the sale of standard RF components, which we develop from our own specifications and sell primarily through distributors. In early 2000, we launched a separate business unit focused on designing customized products for specific RF applications for communications equipment manufacturers. These products are still in development and we do not expect to generate material revenues from this business unit until at least 2001.

     We sell our products worldwide through U.S.-based distributors, through a private label reseller who sells our products under its brand and through our direct sales force. Our products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by distributors or us. Significant portions of our distributors' end sales are made to their customers overseas.

     From 1986 to 1995, we generated revenues primarily from design services and contract manufacturing services for RF components. Net revenues from contract manufacturing services as a percentage of our total net revenues declined significantly from 1996 to 1999. Net revenues from contract manufacturing services for Pulsar Microwave accounted for 11% of our total net revenues in 1997. Contract manufacturing customers represented less than 10% of our total net revenues in 1998 and 1999. In 1999, we made the strategic decision to discontinue our contract manufacturing services.

     For our direct sales and private label sales, we recognize revenues when the product has been shipped and no further obligations remain. Although we have never experienced a delay in customer acceptance of our products, should a customer delay acceptance in the future, our policy is to delay revenue recognition until the products are accepted by a customer. Revenues for contract manufacturing services are recognized when the completed assemblies are shipped and no further obligations remain. Provisions for product returns are recorded upon shipment. Revenues from our distributors are deferred until the distributors resell the products to their customers.

     Two distributors, Avnet Electronics Marketing and Richardson Electronics, and a private label reseller of our products, Minicircuits Laboratories, accounted for a significant portion of our net revenues in 1997, 1998 and 1999. Sales to Minicircuits Laboratories represented 49% of net revenues in 1997, 36% of net revenues in 1998 and 41% of net revenues in 1999. Richardson Electronics represented 19% of net revenues in 1997, 40% of net revenues in 1998 and 38% of net revenues in 1999. Avnet Electronics Marketing represented 7% of net revenues in 1997, 11% of net revenues in 1998 and 13% of net revenues in 1999. Richardson Electronics and Avnet Electronics Marketing distribute our products to a large number of end customers. We anticipate that sales through distributors and to one or more private label resellers will continue to account for a substantial portion of our net revenues.

     Cost of revenues consists primarily of the costs of wafers from our third-party wafer fabs, costs of packaging performed by third-party vendors, costs of testing, and costs associated with procurement, production control, quality assurance and manufacturing engineering. We subcontract our wafer manufacturing and packaging and do only final testing and tape and reel assembly at our facilities.

     Historically, gross margins on our sales through our distributors, to private label resellers and from our contract manufacturing services have differed materially from each other. As a result, the relative mix of these sales affects our reported gross margin. Furthermore, revenues and associated cost of revenues of products sold through distributors are not recognized until shipment to the distributor's customer. Therefore, we record the deferred margin on distributor inventory on our balance sheet. As a result, our reported gross margin for any particular period can be affected by the level of inventory at our distributors.

     Through 1999, one packaging firm, MPI Corporation in Manila, Philippines, packaged substantially all of our products. MPI also performed substantially all of the manufacturing that related to our contract manufacturing services. Relatives of our founding stockholders own MPI. Although we added four additional packaging subcontractors in 1999, we anticipate that MPI will continue to account for a substantial portion of our packaging in the near future.

     Research and development expenses consist primarily of salaries and related expenses for personnel engaged in research and development, material costs for prototype and test units and other expenses related to the design, development, testing and enhancement of our products and, to a lesser extent, fees paid to consultants and outside service providers. We expense all of our research and development costs as they are incurred.

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer support functions, as well as costs associated with trade shows, promotional activities, advertising and public relations. We pay and expense commissions to our independent sales representatives when revenues from the associated sale are recognized.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology, and human resources personnel and professional fees.

     In recent years we have incurred substantial costs to develop our technology and products, to recruit and train personnel for our engineering, sales and marketing and technical support departments, and to establish an administrative organization. Our full-time employees increased from 24 at December 31, 1998 to 77 at December 31, 1999. We expect to continue to spend significantly in these areas as we continue to grow.

     In connection with the grant of stock options to employees through December 31, 1999, we recorded deferred stock compensation within stockholders' equity of approximately $4.3 million, representing the difference between the deemed fair value of the common stock for accounting purposes and the exercise price of these options at the date of grant. During the year ended December 31, 1999, we amortized $281,000 of this deferred stock compensation. We will amortize the remaining deferred stock compensation over the vesting period of the related options, generally four years. The amount of deferred stock compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited. The amount of deferred stock compensation expense could increase for additional stock options granted to employees through the date of our initial public offering.

     We began operations in 1985 and began to generate revenues in 1987. Until October 1999, we were organized as an S corporation for federal tax reporting purposes and were wholly owned by our founders. In October 1999, we revoked our election to be treated as an S corporation under the Internal Revenue Code.

RESULTS OF OPERATIONS

     The following table shows selected statement of operations data expressed as a percentage of net revenues for the periods indicated:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
                                                          1997     1998     1999
                                                          -----    -----    -----
Net revenues:
  Product revenues......................................   86.4%    90.1%    95.5%
  Contract manufacturing revenues.......................   13.6      9.9      4.5
                                                          -----    -----    -----
     Total net revenues.................................  100.0    100.0    100.0
Cost of revenues........................................   57.6     59.0     55.3
                                                          -----    -----    -----
Gross profit............................................   42.4     41.0     44.7
Operating expenses:
  Research and development..............................    9.3     11.3     12.6
  Sales and marketing...................................    6.7     13.5     16.3
  General and administrative............................    9.5     11.7     11.6
  Special charges.......................................     --       --     16.5
  Amortization of deferred stock compensation...........     --       --      1.6
                                                          -----    -----    -----
     Total operating expenses...........................   25.5     36.5     58.6
                                                          -----    -----    -----
Income (loss) from operations...........................   16.9      4.5    (13.9)
Interest and other income (expense), net................   (0.2)    (1.0)     0.1
Provision for income taxes..............................    0.7      0.1      0.3
                                                          -----    -----    -----
Net income (loss).......................................   16.0%     3.4%   (14.1)%
                                                          =====    =====    =====

YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

     Net Revenues

     Net revenues increased from $6.9 million in 1997 to $8.2 million in 1998. This increase was primarily due to the impact of hiring a professional sales person in the fourth quarter of 1997 and the addition of a second distributor in 1997. These actions resulted in increased shipments by distributors to their customers in 1998. Net revenues increased from $8.2 million in 1998 to $18.1 million in 1999. This increase was the result of more effective promotion of our products by us and our distributors, increased demand from our private label reseller and increased availability of our products due to higher inventory levels at our distributors and at our facility. Sales through our distributors were 25% of net revenues in 1997, 51% of net revenues in 1998 and 51% of net revenues in 1999. Sales to our private label reseller comprised 49% of net revenues in 1997, 36% of net revenues in 1998 and 41% of net revenues in 1999. Contract manufacturing comprised 14% of net revenues in 1997, 10% of net revenues in 1998 and 5% of net revenues in 1999.

     Cost of Revenues

     Cost of revenues increased from $4.0 million in 1997 to $4.9 million in 1998, primarily as a result of added costs relating to increased sales volume and costs incurred to expand our internal testing operations in the second half of 1998. In addition, we recorded compensation expense of $150,000 in 1998 resulting from stock options granted to non-employees. Cost of revenues increased from $4.9 million in 1998 to $10.0 million in 1999. This increase was the result of volume-related added costs for more material and personnel and the depreciation expense for additional manufacturing equipment. Operations personnel increased from 13 in 1998 to 26 in 1999.

     Gross Profit

     Gross profit increased from $2.9 million in 1997 to $3.4 million in 1998. Gross margin decreased from 42% in 1997 to 41% in 1998. This decrease is primarily attributable to the increase in manufacturing related expenses incurred in 1998, partially offset by an increase in sales of higher margin products. Gross profit increased from $3.4 million in 1998 to $8.1 million in 1999. Gross margin increased from 41% in 1998 to 45% in 1999. This increase is primarily attributable to a decrease in wafer and packaging costs from our subcontractors due to our higher volumes, better utilization of our own testing operations, and a decrease in contract manufacturing revenues as a percentage of our total revenues.

     Operating Expenses

     RESEARCH AND DEVELOPMENT. Research and development expenses increased from $643,000 in 1997 to $932,000 in 1998. This increase is primarily the result of the addition of new personnel and increased expenses for engineering materials related to new product development. Research and development personnel increased from two employees in 1997 to four employees in 1998. Research and development expenses increased from $932,000 in 1998 to $2.3 million in 1999. This increase is primarily attributable to the addition of new personnel, increased expenses for engineering materials related to new product development, and the opening of additional design centers. We opened a design center in Richardson, Texas in the second half of 1998 and a design center in Long Beach, California in August of 1999. We opened a design center in Ottawa, Canada in December of 1999 and anticipate that we will open additional design centers in other locations in future periods. Research and development personnel increased from four in 1998 to 18 in 1999. We expect that the absolute dollar amount of research and development expenses will continue to increase as we make additional investments in our technology and products.

     SALES AND MARKETING. Sales and marketing expenses increased from $461,000 in 1997 to $1.1 million in 1998. This increase is primarily attributable to increased personnel, advertising expenses and commissions to outside sales representatives. Sales and marketing personnel increased from two in 1997 to four in 1998. Sales and marketing expenses increased from $1.1 million in 1998 to $3.0 million in 1999. This increase is primarily attributable to increased personnel, commissions to outside sales representatives and expenses related to the opening of our Long Beach facility. Sales and marketing personnel increased from four in 1998 to 19 in 1999. We expect increases in sales and marketing expenses to continue in future periods as we continue to hire additional marketing and sales employees.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased from $659,000 in 1997 to $965,000 in 1998. This increase is primarily attributable to increased personnel and consulting fees and compensation expense of $60,000 resulting from stock options granted to non-employees. General and administrative expenses increased from $965,000 in 1998 to $2.1 million in 1999. This increase is primarily attributable to increased personnel and professional fees and compensation expense of $474,000 resulting from stock options granted to non-employees. General and administrative personnel increased from three in 1998 to 14 in 1999. We expect general and administrative expenses to increase in absolute dollars in future periods as we expand our administrative staff to support the growth of our operations.

     SPECIAL CHARGES. In the fourth quarter of 1999, we paid a cash dividend of $4.0 million to our common stockholders in connection with our Series A preferred financing. This amount has been recorded in stockholders' equity as a distribution to stockholders. We agreed to pay any federal or state taxes associated with the payment of the dividend and certain other items. We paid a total of $3.0 million to our stockholders in December 1999 as a result of this agreement. We recorded the $3.0 million as a special charge in the consolidated statement of operations as this amount represents a non-recurring transaction that we do not consider to be reflective of our ongoing operations.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. In connection with the grant of stock options to employees through December 31, 1999, we recorded deferred stock compensation within stockholders' equity of approximately $4.3 million, representing the difference between the deemed fair value of the common stock for financial statement reporting purposes and the exercise price of these options at the date of grant. We recorded amortization of deferred stock compensation of $281,000 during 1999.

     Interest and Other Income (Expense), Net

     Interest and other income (expense), net includes income from our cash investments and interest expense from capital lease financing obligations and borrowings under our bank line of credit. We had net interest and other expense of $10,000 in 1997 and $84,000 in 1998 and net interest and other income of $17,000 in 1999.

     Provision for Income Taxes

     We elected to be taxed as an S corporation under the Internal Revenue Code through October 4, 1999. Consequently, our stockholders were taxed on their proportionate share of our taxable income and no provision for federal income taxes has been provided in the statement of operations for the years ended December 31, 1997, 1998 and for the period from January 1, 1999 through October 4, 1999.

     The provisions for income taxes of $50,000 in 1997, $10,000 in 1998 and $48,000 in 1999 reflect state franchise taxes. We did not recognize any tax benefit for our 1999 losses and fully reserved our deferred tax assets because of our inability to predict with reasonable certainty sufficient future taxable income. In addition, no tax planning strategies or net operating loss carryback opportunities were available at December 31, 1999. Accordingly, we have concluded that it is more likely that the deferred tax assets will not be realized and have recorded a valuation allowance of $2.7 million. Future period taxes may vary depending on our overall operating results, the mix of income among tax jurisdictions and our ability to utilize the net operating loss carryforwards.

     As of December 31, 1999, we had net operating loss carryforwards for federal and state tax purposes of approximately $1.5 million and $703,000, respectively, available to offset future taxable income. The federal and state net operating loss carryforwards expire in 2019 and 2004, respectively, if not utilized. Utilization of net operating loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

QUARTERLY RESULTS OF OPERATIONS

     The following table presents a summary of our consolidated results of operations for each of the four quarters of 1999. The information for each of these quarters is unaudited and has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments, consisting only of normal recurring adjustments, that we considered necessary for a fair presentation of this information when read in conjunction with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. Results of operations for any quarter are not necessarily indicative of results for any future period.

                                                            THREE MONTHS ENDED
                                            ---------------------------------------------------
                                            MARCH 31,   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,
                                              1999        1999         1999            1999
                                            ---------   --------   -------------   ------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues:
  Product revenues........................   $2,595      $4,288       $4,828         $ 5,537
  Contract manufacturing revenues.........      282         220          145             170
                                             ------      ------       ------         -------
     Total net revenues...................    2,877       4,508        4,973           5,707
Cost of revenues..........................    1,655       2,544        2,463           3,334
                                             ------      ------       ------         -------
Gross profit..............................    1,222       1,964        2,510           2,373
Operating expenses:
  Research and development................      337         552          493             892
  Sales and marketing.....................      504         682          710           1,055
  General and administrative..............      222         434          514             919
  Special charges.........................       --          --           --           2,990
  Amortization of deferred stock
     compensation.........................       --          --          111             170
                                             ------      ------       ------         -------
     Total operating expenses.............    1,063       1,668        1,828           6,026
                                             ------      ------       ------         -------
Income (loss) from operations.............      159         296          682          (3,653)
Interest and other income (expense),
  net.....................................      (29)        (34)         (40)            120
Provision for income taxes................       16          16           16              --
                                             ------      ------       ------         -------
Net income (loss).........................   $  114      $  246       $  626         $(3,533)
                                             ======      ======       ======         =======
PERCENTAGE OF NET REVENUES:
Net revenues:
  Product revenues........................     90.2%       95.1%        97.1%           97.0%
  Contract manufacturing revenues.........      9.8         4.9          2.9             3.0
                                             ------      ------       ------         -------
     Total net revenues...................    100.0       100.0        100.0           100.0
Cost of revenues..........................     57.5        56.4         49.5            58.4
                                             ------      ------       ------         -------
Gross profit..............................     42.5        43.6         50.5            41.6
Operating expenses:
  Research and development................     11.7        12.3          9.9            15.6
  Sales and marketing.....................     17.6        15.1         14.3            18.5
  General and administrative..............      7.7         9.6         10.4            16.1
  Special charges.........................       --          --           --            52.4
  Amortization of deferred stock
     compensation.........................       --          --          2.2             3.0
                                             ------      ------       ------         -------
     Total operating expenses.............     37.0        37.0         36.8           105.6
                                             ------      ------       ------         -------
Income (loss) from operations.............      5.5         6.6         13.7           (64.0)
Interest and other income (expense),
  net.....................................     (0.9)       (0.7)        (0.8)            2.1
Provision for income taxes................      0.6         0.4          0.3              --
                                             ------      ------       ------         -------
Net income (loss).........................      4.0%        5.5%        12.6%          (61.9)%
                                             ======      ======       ======         =======

FOUR QUARTERS ENDED DECEMBER 31, 1999

     Net Revenues

     Net revenues increased in each of the four quarters of 1999. These quarterly increases were the result of increased selling efforts and more effective promotion of our products by us and our distributors and increased demand from our private label reseller. In particular, the increase from the first quarter of 1999 to the second quarter of 1999 was also due to the increased availability of our products due to higher inventory levels at our distributors and at our facility.

     Cost of Revenues

     Cost of revenues increased in each quarter with the exception of the third quarter of 1999. These increases were primarily a result of increased unit sales. The decrease in the third quarter was primarily the result of one-time favorable wafer costs from a key wafer fab. Gross profit and gross margin increased in each of the first three quarters of 1999 due to lower costs associated with higher volume through our testing facilities and packaging subcontractors. Gross profit and gross margin in the third quarter of 1999 also increased due to a one-time reduction in wafer pricing. Gross profit and gross margin decreased in the fourth quarter of 1999. This decrease was primarily the result of increased distributor inventory which resulted in the deferral of the associated margin. Also contributing to the decrease were higher inventory reserves as a result of an increase in distributor inventory levels and increased costs of consumable manufacturing materials.

     Operating Expenses

     RESEARCH AND DEVELOPMENT. Research and development expenses increased in the first two quarters of 1999 primarily as a result of the addition of personnel and costs incurred for the development of new products. Research and development expenses decreased in the third quarter of 1999 compared to the second quarter of 1999 primarily as a result of lower materials costs for prototype and test units, partially offset by the opening of our Long Beach facility in the third quarter of 1999. Research and development expenses increased in the fourth quarter of 1999 compared to the third quarter of 1999 primarily as a result of higher materials costs for prototype and test units and increases in personnel.

     SALES AND MARKETING. Sales and marketing expenses increased in each of the four quarters of 1999 primarily as a result of increased personnel, higher volume-related sales commissions and the opening of our Long Beach facility in the third quarter of 1999.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased in each of the four quarters of 1999 primarily as a result of increased personnel and professional fees. Additionally, in the fourth quarter of 1999, we recorded $342,000 of compensation expense resulting from stock options granted to non-employees.

     SPECIAL CHARGES. In the fourth quarter of 1999, we incurred a special charge of $3.0 million related to non-recurring bonus payments to our common stockholders.

     AMORTIZATION OF DEFERRED STOCK COMPENSATION. We recorded amortization of deferred stock compensation of $111,000 in the third quarter of 1999 and $170,000 in the fourth quarter of 1999.

     INTEREST AND OTHER INCOME (EXPENSE), NET. Interest and other income (expense), net, increased to $120,000 in the fourth quarter as a result of interest income earned on proceeds from the issuance of our mandatorily redeemable convertible preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

     We have financed our operations primarily through cash generated from operations, equipment lease financing and through the private sale of mandatorily redeemable convertible preferred stock. As of December 31, 1999, we had cash and cash equivalents of $11.0 million, working capital of $7.7 million and an accumulated deficit of $7.4 million.

     Our operating activities provided cash of $1.5 million in 1997, $1.3 million in 1998 and $560,000 in 1999. In 1997, cash provided by operating activities was primarily attributable to net income of $1.1 million, an increase in deferred margin on distributor inventory of $1.3 million, accrued liabilities of $264,000 and non-cash charges related to depreciation and amortization of $111,000. These were partially offset by increases in accounts receivable of $687,000, inventories of $477,000 and other assets of $217,000. In 1998, cash provided by operating activities was primarily attributable to a $471,000 decrease in accounts receivable and non-cash charges related to stock option compensation and depreciation and amortization. These were partially offset by an increase in accounts payable of $217,000 and deferred margin on distributor inventory of $130,000. In 1999, cash provided by operating activities was primarily attributable to increases in accounts payable of $1.9 million, deferred margin on distributor inventory of $1.8 million, accrued liabilities of $523,000 and non-cash charges related to deferred stock compensation amortization, stock option compensation and depreciation and amortization. These were partially offset by increases in accounts receivable of $752,000, inventories of $1.3 million and other assets of $486,000.

     Our investing activities used cash of $293,000 in 1997, $41,000 in 1998 and $1.9 million in 1999. Our investing activities reflect purchases of manufacturing equipment and other fixed assets.

     Our financing activities used cash of $869,000 in 1997 and $1.5 million in 1998 and provided cash of $12.0 million in 1999. In 1997, cash used in financing activities consisted of distributions to stockholders of $784,000 and equipment lease financing of $85,000. In 1998, cash used in financing activities consisted of distributions to stockholders of $1.1 million and equipment lease financing of $435,000. In 1999, cash provided by financing activities primarily resulted from $17.0 million of proceeds received from the issuance of mandatorily redeemable convertible preferred stock. This was partially offset by dividends paid to our stockholders of $4.4 million and equipment lease financing of $573,000. Our December 31, 1999 net loss applicable to common stockholders includes $255,000 of accretion charges to increase the carrying amount of our mandatorily redeemable convertible preferred stock to the amount we would be required to pay if this preferred stock were to be redeemed.

     We maintain a secured credit facility with a financial institution that includes a $3.0 million line of credit. Borrowings under the revolving credit line may be made and repaid at any time and bear interest at the base rate, as announced by the lender, plus 0.5%. At December 31, 1999, there were no outstanding amounts under this credit facility. At December 31, 1999, we were in violation of one of our financial covenants under the credit facility due to payment of a dividend and non-recurring special charges during the fourth quarter of 1999. We are in the process of negotiating a new credit facility with the same financial institution to replace the existing line.

     We currently anticipate that the net proceeds from this offering, together with our current available cash and cash equivalents and cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and hedging Activities. SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. SFAS 133 was to be effective for fiscal years beginning after June 15, 1999. However, in July 1999, the Financial Accounting Standards Board issued SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133. SFAS 137 defers for one year the effective date of SFAS 133 that will now apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. We believe that the adoption of SFAS 133 will not have a material impact on our consolidated financial position, results of operations or cash flows.

     In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position 98-1, or SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. We adopted SOP 98-1 for the year ended December 31, 1999. The adoption of SOP 98-1 did not have a material impact on our financial condition or results of operations.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities. SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up costs that were capitalized in the past must be written off when SOP 98-5 is adopted. We adopted SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on our financial condition or results of operations.

EFFECT OF YEAR 2000

     As of March 1, 2000, we had not experienced any disruptions related to year 2000 issues, nor do we expect to experience any year 2000 related disruption in the operation of our systems. To our knowledge, none of our customers have experienced any year 2000 related issues with our products. Additionally, to our knowledge, none of our manufacturing, packaging or our other suppliers have experienced any material year 2000 problems. Although most year 2000 problems should have become evident on January 1, 2000, additional year 2000 related problems may become evident only after that date. We will continue to monitor our critical computer applications and those of our suppliers and vendors throughout the year to ensure that any late year 2000 matters that may arise are promptly addressed.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     Our sales have been made to predominantly U.S.-based customers and distributors in U.S. dollars. As a result, we have not had any material exposure to factors such as changes in foreign currency exchange rates. However, in future periods, we expect to expand selling into foreign markets, including Europe and Asia. Because our sales are denominated in U.S. dollars, a strengthening of the U.S. dollar could make our products less competitive in foreign markets.

     At December 31, 1999, our cash and cash equivalents consisted primarily of money market funds and commercial paper and we did not hold any derivative financial instruments or any short or long-term investments. Our interest income and expense are sensitive to changes in the general level of interest rates. In this regard, changes in interest rates can affect the interest earned on our cash equivalents.

                                    BUSINESS

OVERVIEW

     Stanford Microdevices is a leading designer and supplier of high performance RF components for communications equipment manufacturers. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. The performance of the RF section of communications equipment -- which is used to convert, process and amplify the high frequency signals that transmit voice or data -- has a significant influence on the overall performance of communications systems. We design our products to meet the rapidly evolving performance requirements for mobile wireless applications such as cellular and mobile data networks, broadband wireline applications such as coaxial cable and fiber optic networks, and fixed wireless applications such as local and wide area site-to-site data networks.

     We offer a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules. We believe our products are well suited for the increasingly data-centric environments of existing and future communications networks. We have adopted a fabless operating strategy, which we believe is unique in the RF components industry. We outsource the manufacturing of our semiconductor wafers to several wafer fabrication facilities, or third-party wafer fabs, that use leading-edge process technologies. We focus internally on our RF design and development expertise and select what we believe to be the optimal process technology for any given application without the constraint of a captive wafer fab facility. Our fabless operating strategy, combined with our RF design and test expertise, gives us the flexibility necessary to deliver a comprehensive line of high quality products at compelling prices to our customers.

INDUSTRY BACKGROUND

     Demand for Connectivity and Mobility Driving Investment in Communications Infrastructure

     Consumers and businesses are demanding increased connectivity, mobility, functionality and bandwidth from telecommunications service providers. Increased deployment and use of wireless communications systems and the rise of wireline and wireless Internet applications offer users the potential for access any time, anywhere to voice and data networks. International Data Corporation (IDC), an independent market research firm, estimates that the number of worldwide Internet users will increase from 196 million in 1999 to 399 million by 2002. Users are also increasingly relying on networks for data services in addition to traditional voice services. The U.S. Department of Commerce has estimated that data traffic in the United States is doubling every 100 days. Wireless Internet and other data services will significantly increase the performance demands on wireless networks. IDC estimates that the number of worldwide subscribers for wireless phone service will grow from 303 million in 1998 to 1.1 billion by 2003. IDC further estimates that the number of wireless subscribers in the United States who are able to send and receive information over the Internet is expected to increase from 7.9 million in 1999 to 61.5 million by 2003.

     Communications service providers are making significant investments in network infrastructure to enable and enhance connectivity for today's information-driven economy. Wireless and broadband wireline communications service providers are expanding capacity and offering a broader range of services to support the changing needs of users. Competitive pressures are also requiring service providers to offer increased bandwidth and to reduce operating costs. In the case of wireless networks, communications service providers must support a rapidly growing number of subscribers and the subscribers' demands for more expanded service. In addition, wireless network operators are adopting new standards such as third generation, or 3G, standards that enable the migration from voice-only to integrated voice

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

and high-speed data services, which are not fully supported by today's installed infrastructure. MultiMedia Telecommunications Association estimates that the number of subscribers to mobile data services, such as those enabled by 3G standards, will rise to 16.5 million by 2003 -- representing a 40% compound annual growth rate from 1999. Providers of broadband wireline services over cable and fiber networks are also looking for network infrastructure solutions to meet increasing performance requirements and to minimize their total cost of ownership.

     Challenges Facing Communications Equipment Manufacturers

     Manufacturers of communications equipment must develop systems to meet the requirements of communications service providers. In meeting these challenges, equipment manufacturers face significant market and product performance pressures. These include:

     - SHORTER TIME TO MARKET -- The intensity of competition and the resulting need to adopt new technologies is forcing communications equipment manufacturers to develop and launch products in the shortest time possible.

     - HIGHER PERFORMANCE AND MORE RELIABLE SYSTEMS -- Communications equipment manufacturers are facing increased demands from communications service providers for greater bandwidth, which is a measure of a system's capacity. System reliability is another key performance requirement due to the high costs of equipment downtime and of maintaining communications networks.

     - REDUCED COSTS -- Communications service providers seek to minimize both the up-front equipment acquisition costs as well as ongoing operating costs as they upgrade their networks. Communications equipment manufacturers must, as a result, offer a better value proposition.

     Need for High Performance RF Components from Third-Party Suppliers

     Communications equipment manufacturers are adopting new approaches in designing systems to deliver the performance and feature improvements that service providers require. In a typical communications system, the principal functional blocks are the RF subsystem, which receives, amplifies and transmits signals, the signal processor, which encodes and decodes digitized signals, and the antenna. Since the RF subsystem receives the signal, interfaces with the signal processor, and amplifies and transmits the signal, a system's performance and signal quality are significantly affected by the RF subsystem. Communications equipment manufacturers often do not have the internal expertise or the time to address every aspect of a system's RF performance. To lower their production costs and shorten product development cycles, equipment manufacturers are increasingly seeking innovative RF components from third-party suppliers who offer a broad range of high-performance products.

     Most RF component suppliers have made significant investments in their own wafer fabs. These wafer fabs are typically based on a single process technology. A process technology is a method of manufacturing semiconductor devices and circuits using a given wafer material. As a result, RF component suppliers generally focus most of their attention on developing products using their own process technology even if another process may be more appropriate for a given application. To adopt one of these other process technologies, these component suppliers would have to migrate their current facility to the other technologies, make significant capital investments in new wafer fabs or develop relationships with merchant wafer fabs. Because all of these steps are expensive and time consuming, most RF component suppliers resist changing process technologies. As a result, many of these component suppliers do not offer the broadest range of products or may offer sub-optimal products for certain applications.

     Manufacturers of communications infrastructure equipment, such as base stations used by wireless service providers, require components that are optimized for a feature known as

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

linearity. Linearity is a measure of signal quality. Many RF component suppliers have optimized their products for power efficiency at the expense of linear performance, making these products well suited for battery-powered, portable applications, but not optimal for infrastructure applications. We believe these suppliers would require new design techniques, process technologies and testing capabilities to modify their products to address the market for infrastructure equipment.

     We believe that there is a substantial market opportunity for a third-party supplier of high performance RF components who can meet the needs for flexibility, performance and value required by communications equipment manufacturers.

OUR SOLUTION

     We design, develop and market a broad range of RF components using leading process technologies for use in wireless and broadband wireline communications equipment. Our products are designed to provide the following competitive benefits to communications equipment manufacturers:

          OPTIMAL SOLUTIONS. The combination of our design expertise and access to several leading process technologies enables us to deliver optimal solutions to our customers. Our fabless operating model provides us with the flexibility to use multiple process technologies. Because each process technology has a different impact on characteristics such as linearity, frequency, operating voltage, output power, noise suppression and heat dissipation, the selection of a process technology is critical to the function of a component. Our components are designed to optimize functionality by selecting the process technology that provides the appropriate characteristics for the intended application. This approach also enables us to quickly adapt to changes in product specifications or market requirements.

          HIGH PERFORMANCE FOR INFRASTRUCTURE APPLICATIONS. We design our products specifically for communications infrastructure equipment. We have made engineering trade-offs in favor of design characteristics that are most important to infrastructure equipment manufacturers. Our products are particularly well suited for communications equipment that require high capacity, clear signals, longer product life and extended transmit and receive range.

          PRODUCT AND TECHNOLOGY BREADTH. Our product portfolio includes a broad line of products that range in complexity from discrete components to integrated circuits and multi-component modules designed to meet the varied needs of our customers. We offer a wide range of solutions based on different process technologies. The availability and breadth of our product portfolio facilitate efficient customer sourcing and improve time to market for communications equipment manufacturers.

          PRICE PERFORMANCE. We believe that our combination of product quality and high performance at competitive prices makes our products a compelling value proposition for our customers.

OUR STRATEGY

     Our objective is to become the leading supplier of RF components for wireless and broadband wireline communications equipment. We intend to achieve this objective by providing a comprehensive portfolio of high performance and high value standard and customized RF components optimized for their target applications. Our strategy consists of the following elements:

          EXPAND PORTFOLIO OF STANDARD PRODUCTS AND DEVELOP INNOVATIVE CUSTOM PRODUCTS. We will continue to design products that meet standard specifications widely adopted by communications equipment manufacturers. These standard products historically have constituted the core of our business and we anticipate that they will continue to account for a significant portion of our revenues. In addition, we gain significant economies of scale due to the high sales volumes of these products. We plan to continue to invest significantly in research and development to grow our portfolio of these products.

          We recently established a separate business unit focused on developing customized products for specific RF applications. We plan to focus on expanding our product development initiatives in the wireless and broadband wireline infrastructure markets. A key aspect of our new product focus will be to design unique custom multi-component products that offer significant price and performance advantages over current solutions. We believe that some of these customized products can be marketed through our distribution channels in the future as standard products.

          LEVERAGE OUR FABLESS OPERATING MODEL. Our fabless strategy gives us the flexibility to design products that are tailored for the intended application. By avoiding the administrative and capital-intensive burden of operating a captive wafer manufacturing facility, we will continue to maintain the flexibility to adopt and leverage emerging process technologies. We believe this approach is unique in the RF components industry and plan to leverage the advantages it provides to offer optimized solutions for our target markets.

          CONTINUE TO INVEST IN OUR TECHNOLOGY AND PRODUCT QUALITY. We will continue to invest in research and development in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement. We will also maintain and extend a rigorous quality assurance program to ensure the highest product quality. Our quality program includes periodic qualification testing of all products, including extended lifetime testing under accelerated temperature and other operating conditions, designed to simulate more extreme operating conditions than would be encountered in most practical applications.

          STRENGTHEN STRATEGIC TECHNOLOGY AND SUPPLIER RELATIONSHIPS. We have formed supplier relationships with TRW, Nortel Networks, Temic Semiconductors (an Atmel company) and UltraRF (a subsidiary of Spectrian), and are engaged in joint development efforts with Nortel Networks, Temic Semiconductors and UltraRF. We plan to strengthen these relationships by continuing to engage in co-development projects on new products and adaptations of existing products. We also will seek to establish strategic technology and supplier relationships with additional third-party wafer fabs as new process technologies emerge and to secure additional fabrication capacity.

          RECRUIT THE BEST TALENT AVAILABLE. The market for experienced RF designers and application engineers is highly competitive. Our strategy is to attract the best talent by offering the opportunity to work with leading design and process technologies and the flexibility to work at any of our design centers. We have design centers in Long Beach and Sunnyvale, California, Ottawa, Canada and Richardson, Texas. By locating our design centers in areas that have significant numbers of RF-related businesses, we believe we are better able to recruit experienced design engineers locally. We plan to open additional design centers in strategic locations and to continue to recruit experienced RF design engineers at our existing design centers.

          MAINTAIN OUR DISTRIBUTION CHANNELS AND EXPAND OUR DIRECT MARKETING AND SALES FORCE. We have long-standing relationships with our two worldwide distributors, Avnet Electronics Marketing and Richardson Electronics, and will continue to market our standard products through them and other distributors. We plan to broaden our direct marketing efforts and expand our direct sales force and sales representatives to market and sell our customized products.

PRODUCTS

     We sell RF components used in the infrastructure of mobile wireless, broadband wireline and fixed wireless communications networks. RF components include low noise and power amplifiers, drivers, pre-drivers, switches, modulators, demodulators, upconverters and downconverters. They convert, switch, process and amplify the high frequency signals that carry the information to be transmitted or received.

     The following is a simplified illustration of the RF subsystems in the transmitter and receiver sections of a typical communication system:

[SIMPLIED RF SUBSYSTEM DIAGRAM]

     We classify our products broadly into two categories: standard products, which we develop from our own specifications and generally sell through distributors, and customized products under development, which we are designing for particular applications by original equipment manufacturers and will sell directly through our own sales force.

     Our current product offerings address key functions in the transmission section of a typical communication system and include:

     - LOW NOISE AMPLIFIERS. These are components in the receiver section of an RF system that receive signals from an antenna at extremely low levels and amplify these signals. Due to the low noise characteristics of our amplifiers, they can be used to amplify very weak signals.

     - PRE-DRIVERS AND DRIVERS. A pre-driver is a component in the transmitter section that provides the first stage of amplification in a power amplifier chain. These amplifiers take very weak transmitted signals and amplify them. A driver takes the amplified signals from a pre-driver and further amplifies these signals before transmitting them to the last stage of amplification. Our pre-drivers and drivers determine the overall ability of an RF subsystem to work with signals of different strengths with minimum distortion.

     - POWER AMPLIFIERS. These components provide the final stage of signal amplification to boost signal strength for transmission through the antenna. Power amplifiers operate at different frequencies, power levels and air interface standards. The majority of our power amplifier products are linear amplifiers, which add a minimum amount of distortion to the input signal. Currently, we purchase our power amplifier products from a third-party wafer fab for resale under our own brand.

     - SWITCHES. These are used to direct RF signals to various ports within a communications system. Our switches preserve signal strength and minimize channel interference as they perform their functions.

     - DISCRETE DEVICES. These are transistors which contain minimal circuitry and are used as building blocks in a variety of component applications such as oscillators, mixers and active circuits. Important attributes of our discrete devices are wide frequency range, low noise and low power consumption.

     Products under development include:

     - MODULATORS AND DEMODULATORS. These are components in the transmitter or receiver section that combine digital information with an RF signal by varying the phase and amplitude of the signal so that the resulting signal can be transmitted or received.

     - MIXERS, UPCONVERTERS AND DOWNCONVERTERS. These components are frequently combined with amplifiers to accept low or high frequency signals, and mix them with a local oscillator signal to produce a lower or higher frequency signal for processing or transmission.

     - WIRELINE INTEGRATED CIRCUITS. We are currently developing a high-speed broadband wireline chip set which can be used in fiber optic and local and wide area network applications. This chip set includes a transimpedance amplifier, which amplifies the electrically converted optical signal, a postamplifier, which minimizes signal loss, and a laser driver, which energizes the laser.

PROCESS TECHNOLOGIES

     We have expertise in designing and manufacturing RF components in multiple process technologies. We design our products using four process technologies to meet the price and performance requirements of our customers. These process technologies are:

          GALLIUM ARSENIDE HETEROJUNCTION BIPOLAR TRANSISTOR (GAAS HBT). GaAs HBT technology is an effective alternative or complement to silicon solutions in many high-performance RF applications. GaAs HBT has inherent physical properties that allow electrons to move up to five times faster than those of silicon. This results in integrated circuits that operate at much higher speeds than silicon devices with lower power consumption. We use GaAs HBT technology for applications that require high linearity and low power consumption.

          INDIUM GALLIUM PHOSPHIDE HETEROJUNCTION BIPOLAR TRANSISTOR (INGAP
     HBT). InGaP HBT technology uses the same wafer material as GaAs HBT, but offers performance advantages over GaAs HBT due to inherent properties which generally result in less variation in wafer processing. As a result, InGaP HBT typically results in higher manufacturing yields. We use this process for products that require higher frequency, improved linearity, enhanced noise performance or greater reliability. We are migrating our products from the GaAs HBT process to the InGaP HBT process as this technology matures.

          SILICON GERMANIUM HETEROJUNCTION BIPOLAR TRANSISTOR (SIGE HBT). Like GaAs HBT technology, SiGe HBT also achieves high operating speeds by using a material that has significantly higher electron mobility than silicon, but still uses silicon wafers and established standard silicon processing. SiGe HBT technology results in more predictable and improved manufacturing yields. We use this process in the design and manufacture of our products to achieve high frequency performance and significant economies of scale. Because of its significantly lower cost, SiGe HBT is a good choice for processing more integrated and complex components which require increased semiconductor area.

          LATERALLY DIFFUSED METAL OXIDE SEMICONDUCTOR (LDMOS). LDMOS technology uses standard silicon materials in an alternative configuration to deliver high-power solutions, high efficiency and superior linearity when compared to traditional silicon transistors. Because the LDMOS process uses silicon, LDMOS devices are less expensive than devices manufactured using gallium arsenide wafers. Silicon dissipates heat more efficiently than gallium arsenide, and has the capability to operate at higher voltages. As a result, our products were designed using the LDMOS process for high-output power applications required for transmitter applications.

     Below is a summary of our current products and products under development indicating the process technologies used in manufacturing:

                                                              PROCESS TECHNOLOGY
                                                          ---------------------------
                                                          GAAS   INGAP   SIGE   LDMOS
                                                          ----   -----   ----   -----
CURRENT PRODUCTS:
  Low Noise Amplifiers..................................   X              X
  Pre-Drivers...........................................   X       X      X
  Drivers...............................................   X       X
  Power Amplifiers......................................                          X
  Switches..............................................   X
  Discrete Devices......................................   X              X
PRODUCTS UNDER DEVELOPMENT:
  Modulators and Demodulators...........................                  X
  Mixers, Upconverters and Downconverters...............                  X
  Wireline Integrated Circuits..........................           X      X

     We shipped our first products using SiGe and InGaP in the fourth quarter of 1999 and have begun to design products using LDMOS. Although we currently offer LDMOS power amplifiers as a reseller of UltraRF, we have not yet generated any revenues from resale of these products.

CUSTOMERS

     End customers for our products are primarily manufacturers of communications infrastructure equipment. The following is a list of our 20 largest customers, based on 1999 revenues, who have purchased our products either directly or through our distributors, Avnet Electronics Marketing and Richardson Electronics:

Aerostar Industry                      Motorola
Air-Tech System                        MRV Communications
Editron                                Olson Technology
GSS Array Technologies                 Phase Atlantic
Hughes Network Systems                 Pulsar Microwave
Italtel                                Rohde & Schwarz
J Cort Systems                         Sam Ji Electronics
M/A-COM Microelectronics               Sanmina Corporation
Microwave International                Telaxis Communications
Minicircuits Laboratories              Young Woo Telecom

SALES, MARKETING AND CUSTOMER SUPPORT

     We sell our products worldwide through U.S.-based distributors, through a private label reseller who sells our products under its brand and through our direct sales force. Our products are also sold through a worldwide network of independent sales representatives whose orders are fulfilled either by us or our distributors. Each of these channels is supported by our customer service and marketing communication functions. We are expanding our marketing efforts to create awareness for our products within our target markets and to support our direct and indirect sales efforts. We have implemented an integrated mix of marketing activities including trade journal advertisements, and public relations and promotional events such as tradeshows, seminars and technical conferences.

     We generally sell our standard products through distributors. We believe that sales through our distributors will continue to account for a significant amount of our revenues in the foreseeable future. We plan to sell customized products through our direct sales force to a targeted group of communications equipment manufacturers. We believe this approach will enable us to work more closely with these customers to gain a better understanding of, and more effectively meet, their needs.

     Our products are highly technical and our customers frequently consult with us to select a component for a given application, determine product performance under specified conditions unique to their system, or test a product for new applications. To meet the needs of our customers, we provide support in all stages of the sales process, from concept definition and product selection to post-sale support. These services are provided by our applications engineering organization, which works closely with our sales organization in all pre- and post-sale activities. We intend to invest in expanding our applications engineering organization to assist our customers.

     As of December 31, 1999, we had 19 employees in our sales and marketing organization, including six application engineers.

OPERATIONS

     Our products are designed at our four design centers located in North America. We apply our expertise in packaging during the design phase to ensure that our RF components meet high performance standards. The relationship between a circuit and its package is critical to the reliability and electrical performance of RF components. We outsource the fabrication of our semiconductor wafers to several independent wafer fabs. Our four principal third-party wafer fabs are:

     - TRW for GaAs HBT;

     - Nortel Networks for InGaP HBT;

     - Temic Semiconductors for SiGe HBT; and

     - UltraRF for LDMOS.

     Our supply agreements with Nortel Networks, Temic Semiconductors and UltraRF give us multi-year supply guarantees. Our supply agreement with TRW includes supply guarantees through December 31, 2000. We will seek to extend our supply agreements with these third-party wafer fabs while concurrently seeking second sources for the wafers they supply. GEC Marconi and TriQuint Semiconductor also manufacture limited quantities of semiconductor wafers for us. Following production of wafers by our third-party wafer fabs, we perform wafer inspection at our headquarters in Sunnyvale, California. As a result, we are able to ensure that the wafers meet high standards of reliability required for their use in communications equipment. Semiconductor packaging is then outsourced to five offshore subcontractors and packaged components are returned to our headquarters in Sunnyvale, California for final testing, quality assurance, and tape and reel assembly for final shipment.

     The following diagram illustrates this manufacturing flow:

                                  [Flow Chart]

RESEARCH AND DEVELOPMENT

     We focus our research activities in the areas of semiconductor materials, device modeling, RF circuit design, packaging technology, and test and measurement. In the area of semiconductor materials, we are focusing our research efforts on two areas: heterojunctions, or semiconductor junctions made out of two dissimilar semiconductor materials, and emerging semiconductor materials that offer high linearity and low power consumption critical for digital communications networks. In the area of device modeling, we are expanding our library of device models which predict the performance of a transistor within a circuit design.

     Our circuit design efforts are focused on developing products that provide repeatable performance and reliability and that are easy to use in communications equipment design. Our products generally incorporate integrated matching structures, eliminating the need for additional external components and providing stable performance over a range of temperatures and varying supply voltages. We also work closely with our third-party wafer fabs to design test circuits for new process technologies.

     In the area of packaging technology, we are developing specialized packages that offer both high frequency performance and efficient heat dissipation. We also work closely with our packaging subcontractors to research new package designs and materials. We are building a team of experienced packaging engineers to expand research and development in advanced RF packaging.

     Our proprietary test and measurement techniques coupled with our packaging expertise completes our back-end, or production, competency. We have a number of high-speed automatic component testers that are capable of recording high frequency data at extremely high throughput rates using our proprietary software. We intend to continue to increase throughput rates by developing new test software that accelerates data recording while adding the ability to measure additional test parameters.

     Our principal development work is concentrated on expanding the versatility of existing products and developing customized solutions for targeted communications equipment manufacturers. A key factor in this development work is to design products with improved functionality by selecting the process technology that provides the optimal performance and price for our customers. Our ability to align our design expertise with leading process technologies enables us to focus and adapt our research and development efforts to keep pace with changing market requirements.

     At December 31, 1999, we had 18 employees in our research and development organization. We incurred research and development expenses of approximately $643,000 in 1997, $932,000 in 1998 and $2.3 million in 1999.

COMPETITION

     The RF semiconductor industry is intensely competitive. Competition in our markets is primarily affected by the ability to design standard and customized products that meet customers' price and performance requirements in a sufficient quantity and in a timely manner, the quality of customer service and technical support, and the availability and breadth of product offerings.

     We compete primarily with other suppliers of high performance RF components used in the infrastructure of communications networks such as Agilent, Alpha Industries, Anadigics, Conexant, Infineon, M/A-COM, Minicircuits Laboratories, NEC, RF Micro Devices, TriQuint Semiconductor and Watkins-Johnson. We also compete with current and potential communications equipment manufacturers who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. We expect increased competition from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. Our failure to successfully compete in our markets would have a material adverse effect on our business, financial condition and results of operations.

INTELLECTUAL PROPERTY

     We rely upon a combination of copyright, trade secret and trademark laws to protect our intellectual property. Third-party wafer fabs own the patents for the process technologies used in the manufacture of our wafers. We do not currently have any patents or patent applications pending. However, we intend to seek patent protection for our future products and technologies where appropriate and to protect our proprietary technology under U.S. and foreign laws affording protection for integrated circuit designs, trademarks and trade secrets.

     We rely primarily upon trade secrets, technical know-how and other unpatented proprietary information relating to our product development and production activities. To protect our trade secrets, technical know-how and other proprietary information, our employees are required to enter into agreements providing for the maintenance of confidentiality and assignment of rights to inventions made by them while employed by us. We also enter into non-disclosure agreements to protect our confidential information delivered to third parties and control access to and distribution of our proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Monitoring unauthorized use of our proprietary information is difficult and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States.

     Although we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We can give no guarantee that others will not develop technologies that are similar or superior to our technology.

BACKLOG

     At December 31, 1999, our backlog was approximately $11.5 million. We include in our backlog all accepted product purchase orders for which delivery has been specified within one year, including orders from distributors. Of the $11.5 million in total backlog as of December 31, 1999, $10 million was attributable to purchase orders by our distributors. We do not recognize revenue from sales through our distributors until the distributor has sold our product to their customer. Product orders in our backlog are subject to changes in delivery schedules or to cancellation at the option of the purchaser without significant penalty. Our backlog may vary significantly from time to time depending upon the level of capacity available to satisfy unfilled orders. Accordingly, although useful for scheduling production, backlog as of any particular date may not be a reliable indicator of sales for any future period.

EMPLOYEES

     As of December 31, 1999, we had 77 full time employees, including 19 in sales and marketing, 18 in research and development, 26 in operations and 14 in general and administrative functions. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

FACILITIES

     Our headquarters are located in Sunnyvale, California in two buildings in which we lease an aggregate of approximately 32,000 square feet. One lease expires in 2002 and the other expires in 2004. We also lease approximately 5,000 square feet of office space in Richardson, Texas, approximately 3,000 square feet of office space in Long Beach, California and approximately 3,800 square feet of office space in Ottawa, Canada. We believe that our existing facilities meet our current needs and that we will be able to obtain additional commercial space as needed. We do not own any real estate.

LEGAL PROCEEDINGS

     Although we are not currently a party to any litigation, we may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names, ages, and positions of our current executive officers and directors as of March 1, 2000, are as follows:

              NAME                AGE                          POSITION
              ----                ---                          --------
John Ocampo.....................  40     Chairman of the Board and Chief Technology Officer
Robert Van Buskirk..............  50     President, Chief Executive Officer and Director
Walter Baker....................  33     Vice President and General Manager of Standard
                                           Products Unit
Gary Gianatasio.................  59     Vice President and General Manager of Wireless
                                           Infrastructure Products Unit
Guy Krevet......................  46     Vice President, Operations
Susan Ocampo....................  42     Treasurer
Gerald Quinnell.................  43     Chief Operating Officer and Vice President, Sales
                                         and Marketing
Thomas Scannell.................  49     Vice President, Finance and Administration, Chief
                                           Financial Officer, Secretary and Assistant
                                           Treasurer
John Bumgarner, Jr..............  57     Director
Peter Chung.....................  32     Director
Casimir Skrzypczak..............  58     Director

     Executive Officers

     JOHN OCAMPO, a co-founder of Stanford Microdevices, has served as our Chairman of the Board and Chief Technology Officer since May 1999. From 1984 to May 1999, Mr. Ocampo also served as our President and Chief Executive Officer. From 1982 to 1984, Mr. Ocampo served as General Manager at Magnum Microwave, an RF component manufacturer. From 1980 to 1982, he served as Engineering Manager at Avantek, a telecommunications engineering company, now Hewlett-Packard/Avantek. Mr. Ocampo holds a B.S.E.E. degree from Santa Clara University.

     ROBERT VAN BUSKIRK has served as our President and Chief Executive Officer and as a director since June 1999. Before joining Stanford Microdevices, Mr. Van Buskirk held the position of Executive Vice President of Business Development and Operations from October 1998 to June 1999 at Multilink Technology Corporation, a company specializing in the design, development, and marketing of high bit-rate electronic products for advanced fiber optic transmission systems. Prior to his position at Multilink, Mr. Van Buskirk held various management positions at TRW, a semiconductor wafer manufacturer, including Executive Director of the TRW GaAs telecom products business from August 1993 to October 1998. Mr. Van Buskirk holds a B.A. from California State University at Long Beach.

     WALTER BAKER has served as our Vice President and General Manager of the Standard Products Unit since November 1999. Mr. Baker served as our Vice President of Engineering from September 1998 to November 1999, and as Engineering Manager of our design center in Richardson, Texas from September 1997 to September 1998. From June 1996 to September 1997, he was a Senior RFIC Design Engineer at Fujitsu Electronics, a manufacturer of electronic components. From May 1993 to June 1996, Mr. Baker held the position of Design Manager at ITT General Transistor Corporation (GTC), a manufacturer of transistors. Mr. Baker received his B.S.E.E from Texas A&M University, an M.S.E.E. degree from Georgia Tech, and an M.B.A. from the University of Phoenix. Mr. Baker is a member of the Institute of Electrical and Electronic Engineers.

     GARY GIANATASIO has served as Vice President and General Manager of our Wireless Infrastruture Products Unit since December 1999. From July 1997 through November 1999, Mr. Gianatasio provided services to Stanford Microdevices as an independent management consultant. From January 1997 to December 1999, Mr. Gianatasio served as a principal of G. Gianatasio & Associates. From April 1990 to July 1997, Mr. Gianatasio held various positions at Spectrian Corporation, an RF component company, most recently as Senior Vice President of Business Development. Mr. Gianatasio holds a B.S. from San Jose State University.

     GUY KREVET has served as our Vice President, Operations since November 1998. From June 1995 to November 1998, Mr. Krevet served as Vice President and General Manager of Operation, Engineering, and Manufacturing for Avnet, Inc., a distributor of electronic components and computer products. From April 1971 to June 1995, Mr. Krevet served in various positions at Hewlett-Packard/Avantek, most recently as Manufacturing Manager.

     SUSAN OCAMPO is co-founder of Stanford Microdevices, and has served as our Treasurer since November 1999. From 1988 to November 1999, Mrs. Ocampo also served as Chief Financial Officer and Secretary and as one of our directors. Mrs. Ocampo holds a B.A. from Maryknoll College, in Manila, Philippines.

     GERALD QUINNELL has served as our Vice President, Sales and Marketing and Chief Operating Officer since November 1998. Mr. Quinnell served as President and Chief Operating Officer of the RF and Microwave business unit of Avnet, Inc. from June 1997 to September 1998, and as Corporate Vice President of Avnet, Inc., from June 1997 to September 1998. From November 1988 to September 1998, Mr. Quinnell served as Chief Operating Officer of Penstock, Inc., an RF and microwave distribution company subsequently sold to Avnet, Inc. Mr. Quinnell holds a B.S. from the University of Phoenix.

     THOMAS SCANNELL has served as our Vice President, Finance and Administration, Chief Financial Officer, Secretary and Assistant Treasurer since November 1999. From November 1996 to May 1999 Mr. Scannell served as the Vice President, Finance of Spectra-Physics Lasers, a laser manufacturer. From November 1990 to November 1996, Mr. Scannell held the positions of Division Controller and Assistant Corporate Controller at Raychem Corporation, a materials science company. Mr. Scannell holds a B.A. and an M.B.A. from Stanford University.

     Directors

     JOHN BUMGARNER, JR. has served as our director since December 1999. Mr. Bumgarner has been a Senior Vice President of Corporate Development and Planning at Williams, a communications and natural gas pipeline infrastructure company, since 1979. Mr. Bumgarner currently serves as President of Williams International and President of Williams Headquarters Building Group. Mr. Bumgarner also serves as President of Strategic Investments for Williams Communications. Mr. Bumgarner also serves as a director of MPSI, a global software and database company, PowerTel, a telecommunications service provider in Australia, Apco Argentina, an exploration and production company, and Williams Communications, a telecommunications company. Mr. Bumgarner received a B.S. from the University of Kansas, and an M.B.A. from Stanford University.

     PETER CHUNG has served as our director since October 1999. Mr. Chung is a General Partner and Member of various entities affiliated with Summit Partners, L.P., a venture capital and private equity firm, where he has been employed since August 1994. Summit Partners, L.P. and its affiliates manage a number of private equity funds, including Summit Ventures V, L.P., Summit V Companion Fund, L.P., Summit V Advisors (QP) Fund, L.P., Summit V Advisors Fund, L.P. and Summit Investors III, L.P. Prior to attending Stanford Business School, Mr. Chung was a Financial Analyst with the Mergers and Acquisitions department at Goldman, Sachs & Co. from 1989 to 1992. Mr. Chung also serves as a director of ADVA AG Optical Networking, an optical networking systems company, Ditech Communications Corporation, a developer of echo cancellation and optical networking equipment, Somera Communications, Inc., a supplier of telecommunications infrastructure equipment and services, Splash Technology Holdings, Inc., a color server systems company, and several privately held companies. Mr. Chung received an A.B. from Harvard University and an M.B.A. from Stanford University.

     CASIMIR SKRZYPCZAK has served as our director since January 2000. Since October 1999, Mr. Skrzypczak has been a Senior Vice President at Cisco Systems, a networking systems company. Prior to joining Cisco, Mr. Skrzypczak served as a Group President at Telcordia Technologies, a telecommunications company, from July 1997 to October 1999. From September 1985 to June 1997, Mr. Skrzypczak served as President of NYNEX Corporation, a telecommunications company. Mr. Skrzypczak also serves as a director of JDS Uniphase, a fiber-optic products manufacturer. Mr. Skrzypczak holds a B.E. from Villanova University and an M.B.A. from Hofstra University.

     Except for John Ocampo and Susan Ocampo, who are husband and wife, there are no family relationships among any of our directors or executive officers.

BOARD OF DIRECTORS

     Our board of directors is currently comprised of five directors. In accordance with the terms of our certificate of incorporation, the terms of office of our board of directors will be divided into three classes upon the closing of this offering: Class I, whose term will expire at the annual meeting of stockholders to be held in 2001, Class II, whose term will expire at the annual meeting of stockholders to be held in 2002, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2003. The Class I directors will be Messrs. Chung and Van Buskirk, the Class II directors will be Messrs. Bumgarner and Skrzypczak, and the Class III director will be Mr. Ocampo. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

BOARD COMMITTEES

     Our board of directors has a compensation committee and an audit committee. The compensation committee consists of Messrs. Chung and Bumgarner. The compensation committee was designated in September 1999 and the audit committee was designated in November 1999. The compensation committee makes recommendations regarding our stock option plans and all matters concerning executive compensation. The audit committee consists of Messrs. Bumgarner, Chung and Skrzypczak. The audit committee approves our independent auditors, reviews the results and scope of annual audits and other accounting related services, and evaluates our internal audit and control functions.

DIRECTOR COMPENSATION

     We do not pay any cash compensation to directors for serving in that capacity, although directors are reimbursed for expenses in connection with attendance at board of directors and committee meetings. Directors are eligible to participate in our Amended and Restated 1998 Stock Plan. Pursuant to our Amended and Restated 1998 Stock Plan, all non-employee directors are automatically granted an option to purchase 40,000 shares of common stock upon their election to the board of directors and an option to purchase an additional 10,000 shares of common stock each year following the date of our annual stockholder's meeting if on such date, he has served on our board of directors for at least the previous six months. On December 29, 1999, we granted Mr. Bumgarner an option to purchase 40,000 shares of common stock at an exercise price of $3.50 per share. On January 13, 2000, we granted

Mr. Skrzypczak an option to purchase 40,000 shares of common stock at an exercise price of $5.50 per share. Employee directors are also eligible to participate in our employee stock purchase plan. See "-- Employee Benefit Plans."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Our compensation committee consists of Mr. Chung and Mr. Bumgarner. None of our executive officers serves as a director or member of the compensation committee or other board committee performing equivalent functions of another entity that has one or more executive officers serving on the board of directors or compensation committee of Stanford Microdevices. Prior to the formation of the compensation committee, compensation decisions were made by the board of directors beginning in May 1999 and prior to that by our President.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS

     We have entered into change of control agreements with Guy Krevet and Mr. Quinnell which provide that these executive officers are entitled to a maximum of six months of severance pay and acceleration of options in the event of the termination of employment of such individual within twelve months of a change of control of Stanford Microdevices. In addition, we have signed an offer letter with Mr. Scannell that provides for six months of severance pay in the event Mr. Scannell is terminated without cause, and acceleration of all outstanding options in the event of a change of control of Stanford Microdevices. We also signed an offer letter with Mr. Gianatasio that provides for four months of severance pay and one year acceleration of options in the event Mr. Gianatasio is terminated without cause, and acceleration of all outstanding options in the event of a change of control of Stanford Microdevices.

EXECUTIVE COMPENSATION

     The following table sets forth in summary form information concerning the compensation paid by us during the fiscal year ended December 31, 1999 to our Chief Executive Officer and each of our four other most highly compensated executive officers. These individuals are referred to as the named executive officers in this prospectus.

                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM
                                                                  COMPENSATION AWARDS
                                    ANNUAL COMPENSATION           -------------------
                             ----------------------------------       SECURITIES
                                                   OTHER ANNUAL       UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION   SALARY     BONUS     COMPENSATION         OPTIONS         COMPENSATION
---------------------------  --------   --------   ------------   -------------------   ------------
Robert Van Buskirk.........  $ 93,461   $ 50,000           --           342,180            $2,897
  President and Chief
  Executive Officer

John Ocampo................   241,799    100,000    2,989,958                --            17,932
  Chairman of the Board and
  Chief
  Technology Officer

Susan Ocampo...............   217,673    100,000           --                --            17,924
  Treasurer

Gerald Quinnell............   200,000    100,000           --           119,924             3,293
  Chief Operating Officer
  and Vice President,
  Sales and Marketing

Guy Krevet.................   154,038     75,000           --           111,090             3,293
  Vice President,
  Operations

     The amount in the column entitled "Other Annual Compensation" for Mr. Ocampo consists of amounts paid to Mr. Ocampo to reimburse Mr. and Mrs. Ocampo for federal and state taxes of Stanford Microdevices paid by Mr. and Mrs. Ocampo while we were an S corporation and to reimburse Mr. and Mrs. Ocampo for taxes they incurred as a result of the receipt of these amounts and taxes associated with receipt of a dividend paid in 1999.

     The amounts in the column entitled "All Other Compensation" consist of term life insurance premiums paid by us and contributions by us of $2,500 to each named executive officer's 401(k) plan account. We also paid Mr. and Mrs. Ocampo $14,841 each pursuant to our profit sharing plan.

     Mr. Van Buskirk joined Stanford Microdevices as our President and Chief Executive Officer in May 1999. Mr. Van Buskirk's salary on an annualized basis in 1999 was $225,000. Mr. Ocampo served as our President and Chief Executive Officer until May 1999. Mrs. Ocampo served as our Chief Financial Officer and Secretary until November 1999.

     The table above excludes Mr. Scannell, our Vice President, Finance and Administration, Chief Financial Officer and Secretary, who joined Stanford Microdevices in November 1999. Mr. Scannell's annual salary is $175,000 and he was granted an option to purchase 200,000 shares in 1999 at an exercise price of $1.50 per share.

OPTION GRANTS IN LAST FISCAL YEAR

     The following table provides summary information regarding stock options granted to each of the named executive officers in 1999. The information regarding stock options granted to named executive officers as a percentage of total options granted to employees in 1999 is based on options to purchase a total of 2,211,373 shares that were granted to employees, consultants and directors in 1999, all pursuant to our 1998 Stock Plan. No stock appreciation or stock purchase rights were granted during 1999.

     Options were granted at an exercise price equal to the fair market value of our common stock, as determined by the board of directors on the date of grant.

     The potential realizable values set forth in the table below assume that the fair market value of our common stock on the date of grant will appreciate at the indicated rate compounded annually for the entire ten-year term of the option and that the option is exercised and sold on the last day of its term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not reflect our projections or estimates of future stock price growth.

     All options indicated in the table below have a ten year term. The options vest as to 25% of the shares one year from the vesting commencement date and the remaining shares shall vest at the rate of 1/48 of the shares at the end of each month thereafter, provided that the optionee remains our employee or a consultant to Stanford Microdevices. In addition, Mr. Krevet and Mr. Quinnell have agreements that provide for acceleration of vesting under certain conditions as described in "-- Employment Agreements and Change of Control Arrangements."

                                          INDIVIDUAL GRANTS                        POTENTIAL REALIZABLE
                      ---------------------------------------------------------   OPTION VALUE AT ASSUMED
                         NUMBER       PERCENT OF TOTAL                             ANNUAL RATE OF STOCK
                      OF SECURITIES       OPTIONS                                 PRICE APPRECIATION FOR
                       UNDERLYING        GRANTED TO      EXERCISE                       OPTION TERM
                         OPTIONS        EMPLOYEES IN     PRICE PER   EXPIRATION   -----------------------
        NAME             GRANTED        FISCAL YEAR        SHARE        DATE          5%          10%
        ----          -------------   ----------------   ---------   ----------   ----------   ----------
Robert Van Buskirk...    200,000            9.0%           $1.50        6/7/09     $188,668     $478,123
                          22,180            1.0             1.50       9/30/09       20,923       53,024
                         120,000            5.4             1.50       11/8/09      113,201      286,874
John Ocampo..........         --             --               --            --           --           --
Susan Ocampo.........         --             --               --            --           --           --
Gerald Quinnell......     39,924            1.8             1.50       9/30/09       37,662       95,443
                          80,000            3.6             1.50      11/08/09       75,467      191,249
Guy Krevet...........     11,090            0.5             1.50       9/30/09       10,462       26,512
                         100,000            4.5             1.50       11/8/09       94,334      239,061

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     The following table sets forth for each of the named executive officers certain information concerning the number of shares subject to both exercisable and unexercisable stock options at December 31, 1999. Also reported are values for "in-the-money" options that represent the positive spread between the respective exercise prices of outstanding stock options and $3.50, which is the fair market value of the common stock as of December 31, 1999 as determined in good faith by our board of directors. No shares were acquired by the named executive officers upon exercise of stock options during the year ended December 31, 1999.

                                          NUMBER OF SECURITIES
                                               UNDERLYING                 VALUE OF UNEXERCISED
                                         UNEXERCISED OPTIONS AT           IN-THE-MONEY OPTIONS
                                           DECEMBER 31, 1999              AT DECEMBER 31, 1999
                                      ----------------------------    ----------------------------
                NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                ----                  -----------    -------------    -----------    -------------
Robert Van Buskirk..................         --         342,180        $     --        $684,360
John Ocampo.........................         --              --              --              --
Susan Ocampo........................         --              --              --              --
Gerald Quinnell.....................    108,313         371,611         273,176         895,472
Guy Krevet..........................     30,087         181,003          75,882         404,298

EMPLOYEE BENEFIT PLANS

     AMENDED AND RESTATED 1998 STOCK PLAN

     Our Amended and Restated 1998 Stock Plan provides for the grant of incentive stock options to our employees, including our officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants. This Amended and Restated 1998 Stock Plan was adopted by our board of directors and was approved by our stockholders in February 2000.

     A total of 7,194,691 shares of our common stock have been reserved for issuance under our Amended and Restated 1998 Stock Plan. In addition, annual increases will be added beginning in 2001, equal to the lesser of 1,500,000 shares, 3% of our outstanding shares on such date, or a lesser amount determined by our board of directors. As of December 31, 1999, no options had been exercised, options to purchase 5,231,373 shares of common stock were outstanding and 1,963,318 were available for future grant.

     Administration

     Our board of directors or a committee of our board of directors administers our Amended and Restated 1998 Stock Plan. The administrator has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     Options

     The administrator determines the exercise price of options granted under our Amended and Restated 1998 Stock Plan, but with respect to all incentive stock options and nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must at least equal the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% or more of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options.

     No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,000,000 shares.

     After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option may never be exercised later than the expiration of its term.

     Stock Purchase Rights

     The administrator determines the exercise price of stock purchase rights granted under our Amended and Restated 1998 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason (including death or disability). The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

     Transferability of Options and Stock Purchase Rights

     Our Amended and Restated 1998 Stock Plan generally does not allow for the transfer of options or stock purchase rights, other than by will or by the laws of descent or distribution, and only the optionee may exercise an option or stock purchase right during his or her lifetime.

     Automatic Option Grants to Non-Employee Directors

     Our Amended and Restated 1998 Stock Plan also provides for the automatic grant of 40,000 shares of common stock to a director who first becomes a non-employee director (except those directors who become non-employee directors by ceasing to be employee directors). This option will vest as to 25% of the shares subject to the option on each anniversary of the date of grant. Each non-employee director will automatically be granted an option to purchase 10,000 shares each year following the date of our annual stockholder's meeting (except after the first such annual meeting if it is held within six months of the date of this offering) if on such date, he or she will have served on our board of directors for at least the previous six months. All of these options will vest as to 25% of the shares subject to the option on each anniversary of the date of grant. All options automatically granted to non-employee directors will have a term of ten years and the exercise price will be 100% of the fair market value per share of common stock on the date of grant.

     Adjustments upon Merger or Asset Sale

     Our Amended and Restated 1998 Stock Plan provides that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent option or right for each outstanding option or stock purchase right. If following the assumption or substitution of an option automatically granted to one of our outside directors any such outside director is terminated other than by his or her voluntary resignation, then he or she will have the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable.

     If there is no assumption or substitution of outstanding options or stock purchase rights, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

     Amendment and Termination of the Amended and Restated 1998 Stock Plan

     Our Amended and Restated 1998 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our Amended and Restated 1998 Stock Plan provided it does not adversely affect any previously granted option or stock purchase right or any previously issued shares of common stock.

2000 EMPLOYEE STOCK PURCHASE PLAN

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in February 2000, and approved by our stockholders in February 2000 and is intended to become effective upon completion of this offering. A total of 300,000 shares of our common stock has been reserved for issuance, plus annual increases beginning in 2001 equal to the lesser of 350,000 shares, 1% of the outstanding shares on such date, or a lesser amount as may be determined by our board of directors. As of the date of this prospectus, no shares have been issued under our 2000 Employee Stock Purchase Plan.

     Structure of the 2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Code and contains consecutive, overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after May 15 and November 15 of each year and terminate on the first trading day on or after the May 15 or November 15 offering period commencement date 24 months later, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after May 15, 2002 and the second offering period will commence on the first trading day on or after November 15, 2000.

     Eligibility

     All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if such employee:

     - immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

     - whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

     Purchases

     Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation which includes a participant's base straight time gross earnings and commissions, but exclusive of overtime pay, shift premium, incentive compensation, incentive payments, bonuses and other compensation. A participant may purchase a maximum of 10,000 shares during a six month purchase period.

     Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock either:

     - at the beginning of an offering period, or

     - at the end of a purchase period.

     If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     Transferability of Rights

     A participant may not transfer rights granted under our 2000 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the Purchase Plan.

     Merger or Asset Sale

     In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation will assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

     Amendment and Termination of the 2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan will terminate in 2010 unless we terminate it sooner. Our board of directors has the authority to amend or terminate our 2000 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under our 2000 Employee Stock Purchase Plan.

PROFIT SHARING PLAN

     In January of 1997, we adopted a profit sharing plan that allows for discretionary contributions to the plan at the discretion of our board of directors out of our current or accumulated profits. Our contribution is limited to 15% of eligible participants' annual compensation, subject to certain adjustments. Our contributions were approximately $91,000 in 1997, $121,000 in 1998 and $127,000 in 1999. We intend to terminate this plan.

401(k) RETIREMENT PLAN

     We maintain a tax-qualified retirement and deferred savings plan for our employees, commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation up to a statutory limit, which was $10,000 in the 1999 calendar year. Under our 401(k) Plan, we make matching non-discretionary contributions to our 401(k) plan of up to $2,500 per year for each participant in the plan. Under the 401(k) plan, we may make discretionary contributions as determined by our board of directors. In 1999, we made an aggregate of $51,000 in contributions to the 401(k) plan.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

     - breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - any transaction from which the director derives an improper personal benefit.

     The limitation of liability in our certificate of incorporation does not apply to liabilities arising under the federal or state securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our bylaws provide that we shall indemnify our directors, officers, employees and agents to the maximum extent permitted by Delaware law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any current or former officer, director, employee or other agent of our company, or of another enterprise if serving at our request, for any liability arising out of his or her actions in that capacity, regardless of whether we would have the power to indemnify him or her against liability under the provisions of Delaware law.

     Prior to the effective time of this offering, we intend to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our bylaws. These agreements, among other things, require us to indemnify our directors and officers for any and all expenses including attorneys fees, and including any federal, state, local or foreign taxes imposed on them as a result of the actual or deemed receipt of any payments under the indemnification agreement, judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by us, which approval shall not be unreasonably withheld) any action, suit or proceeding, including any action by or in the right of Stanford Microdevices arising out of the individual's status as a director, officer, employee, or agent of Stanford Microdevices, any subsidiary of Stanford Microdevices or any other company or enterprise to which the person provides services at our request and to advance expenses incurred by the individual in connection with any proceeding against the individual with respect to which the individual may be entitled to indemnification by us. We believe that our certificate of incorporation, by law provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. Upon completion of this offering, we will also maintain directors and officers liability insurance.

     At present, we are not aware of any pending litigation or proceeding involving a director or officer in which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

                              CERTAIN TRANSACTIONS

     The following is a description of transactions in the last three years to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest other than compensation arrangements which are otherwise described under "Management."

     On September 30, 1999, we declared a cash dividend payable to all holders of common stock as of October 1, 1999 in an aggregate amount of $4.0 million. Mr. and Mrs. Ocampo, and trusts for their benefit, were the sole common stockholders of Stanford Microdevices at the time of this dividend and received payment of the entire $4.0 million. Mr. and Mrs. Ocampo are principal stockholders of Stanford Microdevices and each is an executive officer. Mr. Ocampo is our Chairman of the Board, and our Chief Technology Officer. Mrs. Ocampo is our Treasurer. In connection with transactions related to our Series A financing in October 1999, we agreed to pay any federal or state taxes, including a gross-up payment, associated with the payment of the dividend in October 1999 to Mr. and Mrs. Ocampo. A total of $3.0 million was paid to Mr. and Mrs. Ocampo in December 1999 as a result of this agreement and to reimburse Mr. and Mrs. Ocampo for the S corporation federal and state taxes of Stanford Microdevices in 1998 and 1999. We also paid additional dividends to Mr. and Mrs. Ocampo as follows: $784,000 in 1997, $1,100,000 in 1998 and $388,000 in 1999.

     In October 1999, we sold an aggregate 4,983,388 shares of our mandatorily redeemable convertible preferred stock at a price per share of $3.01 to entities affiliated with Summit Partners and in connection therewith issued warrants to purchase up to 1,100,000 shares of common stock at an exercise price of $4.50 per share to entities affiliated with Summit Partners. Upon consummation of this offering, each share of mandatorily redeemable convertible preferred stock will automatically convert into one share of our common stock, and all unexercised warrants will terminate. Mr. Chung, a director of Stanford Microdevices, is a general partner in certain funds affiliated with Summit Partners. Summit Partners is also entitled to registration rights with respect to the common stock issued or issuable upon conversion of its mandatorily redeemable convertible preferred stock and upon exercise of its warrants. We believe that the shares issued in this transaction were sold at the then fair market value.

     In the past, we have used the services of MPI Corporation of Manila, Philippines, for the packaging of substantially all of our RF components and all of our contract manufacturing services. MPI is owned by Jose Ocampo, a cousin of John Ocampo, our co-founder, Chairman of the Board and Chief Technology Officer, and a principal stockholder of Stanford Microdevices. We paid MPI an aggregate of $1,902,000 in 1997, $1,056,000 in 1998 and $1,235,000 in 1999 for these services. We also granted Jose Ocampo options to purchase 333,270 shares of common stock at exercise prices ranging from $0.92 to $1.50.

     We plan to enter into an indemnification agreement with each of our current and future executive officers and directors.

     See the description of certain change of control agreements entered into with some of our officers described above under "Management -- Employment Agreements and Change of Control Arrangements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth as of December 31, 1999, and as adjusted to reflect the sale of the shares of common stock offered hereby, certain information with respect to the beneficial ownership of the common stock as to:

     - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

     - each of the named executive officers;

     - each of our directors; and

     - all of our directors and executive officers as a group.

     Except as indicated in the table or footnotes below, and subject to applicable community property laws, the persons named below have sole voting and investment power with respect to all shares of common stock held by them.

     Applicable percentage ownership in the table is based on 20,647,839 shares
of common stock outstanding as of December 31, 1999, and                shares
outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options that are presently exercisable or exercisable within 60 days of December 31, 1999 are deemed outstanding for the purpose of computing the percentage ownership of the person or entity holding options or warrants, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity.

     Unless otherwise indicated below, each person or entity named below has an address in care of Stanford Microdevices' principal executive offices at 522 Almanor Avenue, Sunnyvale, California 94086.

                                                                             BENEFICIALLY OWNED
                                                                            PERCENTAGE OF SHARES
                                                  NUMBER OF SHARES    --------------------------------
           NAME OF BENEFICIAL OWNER              BENEFICIALLY OWNED   BEFORE OFFERING   AFTER OFFERING
           ------------------------              ------------------   ---------------   --------------
5% Stockholders, Directors and Named Executive
  Officers:
John and Susan Ocampo(1).......................      14,248,764            69.0%                 %
Entities affiliated with Summit Partners
  L.P.(2)......................................       6,083,388            28.0
Robert Van Buskirk.............................              --               *
Guy Krevet(3)..................................          34,716               *
Gerald Quinnell(4).............................         124,976               *
John Bumgarner, Jr.............................          71,248               *
Peter Chung(5).................................              --               *
Casimir Skrzypczak.............................              --               *
  All directors and executive officers as a
     group (11 persons)(6).....................      14,560,244            69.7%                 %

-------------------------
 *  Less than 1% of the outstanding shares of common stock.

(1) Consists of 1,500,000 shares held by John Ocampo, 1,500,000 shares held by Susan Ocampo, 8,208,765 shares held jointly by John and Susan Ocampo, as community property, 1,500,000 shares held by John Ocampo and Susan Ocampo, Trustees of Susan Ocampo Annuity Trust U/I Dtd. September 27, 1999, 1,500,000 shares held by John Ocampo and Susan Ocampo, Trustees of John Ocampo Annuity Trust U/I dtd. September 27, 1999, and an aggregate of 39,999 shares held by various trusts for the benefit of the Ocampos' minor children. Mr. and Mrs. Ocampo are co-trustees with a third person of each these trusts and share voting and dispositive authority over these shares.

    Mr. and Mrs. Ocampo disclaim beneficial ownership of the shares held by these trusts except to the extent of their pecuniary interest in these shares.

(2) Consists of 3,691,389 shares held by Summit Ventures V, L.P., 75,794 shares held by Summit Investors III, L.P., 79,958 shares held by Summit V Advisors, L.P., 874,599 shares held by Summit Ventures V Companion Fund, L.P., 261,648 shares held by Summit V Advisors (QP), L.P., and an aggregate of 1,100,000 shares subject to outstanding warrants exercisable within 60 days of December 31, 1999 held by these entities. Summit Partners, LLC is the general partner of Summit Partners V, L.P., which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors, L.P., Summit V Advisors
    (QP), L.P. and Summit Ventures V Companion Fund, L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by each of these entities and Summit Investors III. The address of record for entities affiliated with Summit Partners, L.P. is 499 Hamilton Avenue, Suite 200, Palo Alto, CA 94301.

(3) Consists of 34,716 shares subject to outstanding options exercisable within 60 days of December 31, 1999.

(4) Consists of 124,976 shares subject to outstanding options exercisable within 60 days of December 31, 1999.

(5) Mr. Chung, one of our directors, is a member of Summit Partners LLC, the general partner of Summit Ventures V, which is the general partner of each of Summit Ventures V, L.P., Summit V Advisors, L.P., Summit Ventures V Companion Fund, L.P. and Summit V Advisors Fund (QP), L.P. Summit Partners, LLC, through an investment committee, has voting and dispositive authority over the shares held by these entities and Summit Investors III, L.P. Mr. Chung does not have voting or dispositive authority over these shares and disclaims beneficial ownership except to the extent of his pecuniary interest in these shares.

(6) Also includes an aggregate of 240,232 shares subject to outstanding options exercisable within 60 days of December 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this offering our certificate of incorporation will be amended and restated to provide for total authorized capital stock of 200,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.

     The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our restated certificate of incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

     Assuming the conversion of all outstanding shares of mandatorily redeemable convertible preferred stock into common stock as of December 31, 1999, there were 20,647,839 shares of common stock outstanding held of record by 52 stockholders. After giving effect to the sale of common stock offered hereby,
there will be                shares of common stock outstanding.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to our restated certificate of incorporation that will be filed upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to designate and issue up 5,000,000 shares of preferred stock in one or more series. Our board of directors will also be able to designate the powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the common stock. Our board, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of Stanford Microdevices or make removal of management more difficult. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock, and may adversely affect the voting and other rights of the holders of common stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding and we have no present plans to issue any of the preferred stock.

REGISTRATION RIGHTS

     Assuming the conversion of all outstanding mandatorily redeemable convertible preferred stock into common stock upon completion of this offering, the holders of 6,747,839 shares of common stock or their transferees are entitled to registration rights with respect to these shares under the Securities Act. These rights are provided under the terms of an agreement between Stanford Microdevices and the holders of these securities. Subject to limitations in the agreement, these registration rights include the following:

     - The holders of at least a majority of these securities then outstanding may require, on two occasions beginning six months after the date of this prospectus, that we use our commercially reasonable efforts to register these securities for public resale, provided that the anticipated aggregate offering price of such public resale would exceed $10,000,000.

     - If we register any of our common stock either for our own account or for the account of other security holders, the holders of these securities are entitled to include their shares of common stock in that registration, subject to the ability of the underwriters to limit the number of shares included in the offering, provided that these holders may not be reduced below 30% of the total number of shares included in the offering.

     - The holders of these securities may also require us, not more than once in any 12 month period, to register all or a portion of these securities on Form S-3 when use of that form becomes available to us, provided, among other limitations, that the proposed aggregate selling price, net of any underwriters' discounts or commissions, is at least $2,500,000.

     We will be responsible for paying all registration expenses other than underwriting discounts and commissions, and the holders selling their shares will be responsible for paying all selling expenses.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND OF DELAWARE LAW

     Charter Documents

     Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Stanford Microdevices to first negotiate with us. These provisions could limit the price investors might be willing to pay in the future for our common stock and could have the effect of delaying or preventing a change in control. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

     - division of the board of directors into three separate classes;

     - elimination of cumulative voting in the election of directors;

     - prohibitions on our stockholders from acting by written consent and calling special meetings;

     - procedures for advance notification of stockholder nominations and proposals; and

     - the ability of the board of directors to alter our bylaws without stockholder approval.

     In addition, subject to limitations prescribed by law, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     Delaware Law

     We are also subject to Section 203 of the Delaware General Corporation Law which subject to certain exceptions prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

     - prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares held by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or following the date of the transaction the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors do not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not opted out of Section 203.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. ChaseMellon's address is 85 Challenger Road, Ridgefield Park, New Jersey 07660 and its telephone number is (800) 356-2017.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the offering, we will have outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of options after December 31, 1999. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided however, that if shares are purchased by "affiliates" as that term is defined in Rule 144 of the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

     The remaining 20,647,839 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to lock-up agreements described below on the effective date of the offering. Upon expiration of the 180-day lock-up agreements, 20,576,591 shares will become eligible for sale, subject in some cases to the limitations of Rule
144. In addition, 71,248 shares will become eligible for sale on December 29, 2000.

     In addition, we have 2,263,318 shares of our common stock available for future grant pursuant to our stock plans, and 5,231,373 shares subject to outstanding options at December 31, 1999. All of these outstanding options are
also subject to the 180-day lockup and           shares are subject to a 360-day
lockup. We intend to register, prior to the expiration of the lock-up, all of the shares of common stock reserved for issuance under our stock option plans and under our employee stock purchase plan. This registration will permit the resale of shares by non-affiliates in the public market without restriction beginning on expiration of the lock-up. We also have warrants to purchase 1,100,000 shares of common stock. The shares subject to these warrants will be available for sale as soon as the expiration of the lockup, assuming a cashless exercise of the warrants.

     We and each of our officers and directors and substantially all other stockholders have agreed with Deutsche Bank Securities Inc. not to sell or otherwise dispose of any their shares for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. Deutsche Bank Securities Inc., however, may in its sole discretion, at any time and without notice, release all or any portion of the shares subject to lock-up agreements. Deutsche Bank Securities Inc. does not have any current plans to effect such a release.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately           shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

     Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

RULE 144(K)

     Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

RULE 701

     In general, any employee, director, officer, consultant or advisor who purchases shares from us in connection with a written compensatory plan or contract before the effective date of the offering is entitled to resell these shares 90 days after the effective date of the offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates" subject only to the manner of sale restrictions of Rule 144 and by "affiliates" under Rule 144 without compliance with its one-year minimum holding requirement.

REGISTRATION RIGHTS

     After this offering, the holders of 6,747,839 shares of our common stock will be entitled to certain rights with respect to registration of such shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradeable without restriction under the Securities Act (except for shares purchased by our affiliates). Investors should look at "Description of Capital Stock -- Registration Rights" for a description of those shares entitled to registration.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement the underwriters named below, through their representatives Deutsche Bank Securities Inc., Banc of America Securities LLC, CIBC World Markets Corp. and FleetBoston Robertson Stephens Inc. have severally agreed to purchase from Stanford Microdevices the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

                                                             NUMBER OF
                        UNDERWRITER                           SHARES
                        -----------                          ---------
Deutsche Bank Securities Inc. .............................
Banc of America Securities LLC.............................
CIBC World Markets Corp. ..................................
FleetBoston Robertson Stephens Inc. .......................

                                                             ---------
  Total....................................................
                                                             =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all shares of the common stock offered hereby, other than those covered by the over-allotment option described below, if any of these shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to
dealers at a price that represents a concession not in excess of $     per share
under the public offering price. The underwriters may allow, and these dealers
may re-allow, a concession of not more than $     per share to other dealers.
After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

     We have granted to the underwriters an option, exercisable not later than
30 days after the date of this prospectus, to purchase up to        additional
shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered hereby. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered hereby. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on
which the           shares are being offered.

     The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common
stock. The underwriting fee is   % of the initial public offering price. We have
agreed to pay the underwriters the following fees, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

                                                                       TOTAL FEES
                                                     ----------------------------------------------
                                                      WITHOUT EXERCISE OF     WITH FULL EXERCISE OF
                                    FEE PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                    -------------    ---------------------    ---------------------
Fees paid by Stanford
  Microdevices....................

     In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $          .

     We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

     Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our Amended and Restated 1998 Stock Plan and our 2000 Employee Stock Purchase Plan without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

     The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot shares of our common stock in connection with this offering, thus creating a short position in our common stock for their own account. A short position results when an underwriter sells more shares of common stock than that underwriter is committed to purchase. Additionally, to cover these over-allotments or stabilize the market price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the representatives, on behalf of the underwriters, may also reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.

     At our request, the underwriters have reserved for sale, at the initial
public offering price, up to           shares for our vendors, employees, family
members of employees, customers and other third parties. The number of shares of our common stock available for sale to the general public will be reduced to the extent these reserved shares are purchased. Any reserved shares that are not purchased by these persons will be offered by the underwriters to the general public on the same basis as the other shares in this offering.

PRICING OF THIS OFFERING

     Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiation among Stanford Microdevices and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:

     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to us; and

     - estimates of our business potential.

     The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, will pass upon the validity of the common stock offered hereby for Stanford Microdevices. Morrison & Foerster LLP, Irvine, California, will pass upon certain legal matters in connection with this offering for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules at December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

     We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act with respect to the common stock to be sold under this prospectus. Prior to the offering we were not required to file reports with the SEC. This prospectus does not contain all the information set forth in the registration statement. For further information about our company and the shares of common stock to be sold in the offering, please refer to the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document filed as an exhibit to the registration statement are summaries of the terms of contract, agreements or documents and are not necessarily complete. Complete exhibits have been filed with the registration statement.

     The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference facility maintained by the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. The registration statement and other information filed with the SEC is available at the web site maintained by the SEC on the worldwide web at http://www.sec.gov.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial statements.

                          STANFORD MICRODEVICES, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors...........  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency)...............................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Stanford Microdevices, Inc.

     We have audited the accompanying consolidated balance sheets of Stanford Microdevices, Inc. as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stanford Microdevices, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                               ERNST & YOUNG LLP

San Jose, California
February 16, 2000

                          STANFORD MICRODEVICES, INC.

                          CONSOLIDATED BALANCE SHEETS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                PRO FORMA
                                                                              STOCKHOLDERS'
                                                           DECEMBER 31,       EQUITY AS OF
                                                         -----------------    DECEMBER 31,
                                                          1998      1999          1999
                                                         ------    -------    -------------
                                                                               (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents............................  $  217    $10,965
  Accounts receivable, net of allowance for doubtful
     accounts of $116 in 1998 and $100 in 1999.........     929      1,681
  Inventories..........................................     969      2,227
  Other current assets.................................      14        348
                                                         ------    -------
     Total current assets..............................   2,129     15,221
  Property and equipment, net..........................   1,602      4,271
  Deposits and other assets............................      75        227
                                                         ------    -------
     Total assets......................................  $3,806    $19,719
                                                         ======    =======
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
  PREFERRED STOCK AND STOCKHOLDERS' EQUITY (NET CAPITAL
  DEFICIENCY)
Current liabilities:
  Accounts payable.....................................  $  583    $ 2,493
  Accrued expenses.....................................     449        972
  Deferred margin on distributor inventory.............   1,534      3,287
  Capital lease obligations, current portion...........     417        723
                                                         ------    -------
     Total current liabilities.........................   2,983      7,475
Capital lease obligations..............................     813      1,299
Mandatorily redeemable convertible preferred stock.....      --     17,255
Commitments
Stockholders' equity (net capital deficiency):
  Preferred stock, $0.001 par value:
     Authorized shares -- 5,000,000 (pro forma) Issued
     and outstanding shares -- none (pro forma)........      --         --       $    --
  Common stock, $0.001 par value:
     Authorized shares -- 30,000,000 (actual) --
       200,000,000 (pro forma)
     Issued and outstanding shares -- 15,000,000 at
       December 31, 1998 and 1999; 20,647,839 (pro
       forma)..........................................      15         15            21
  Additional paid-in capital...........................     210      5,141        22,390
  Deferred stock compensation..........................      --     (4,061)       (4,061)
  Retained earnings (accumulated deficit)..............    (215)    (7,405)       (7,405)
                                                         ------    -------       -------
     Total stockholders' equity (net capital
       deficiency).....................................      10     (6,310)      $10,945
                                                         ------    -------       =======
     Total liabilities, mandatorily redeemable
       convertible preferred stock and stockholders'
       equity (net capital deficiency).................  $3,806    $19,719
                                                         ======    =======

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             YEARS ENDED DECEMBER 31,
                                                           -----------------------------
                                                            1997       1998       1999
                                                           -------    -------    -------
Net revenues:
  Product revenues.......................................  $ 5,963    $ 7,417    $17,248
  Contract manufacturing revenues........................      935        814        817
                                                           -------    -------    -------
     Total net revenues..................................    6,898      8,231     18,065
Cost of revenues.........................................    3,970      4,854      9,996
                                                           -------    -------    -------
Gross profit.............................................    2,928      3,377      8,069
Operating expenses:
  Research and development...............................      643        932      2,274
  Sales and marketing....................................      461      1,107      2,951
  General and administrative.............................      659        965      2,089
  Special charges........................................       --         --      2,990
  Amortization of deferred stock compensation............       --         --        281
                                                           -------    -------    -------
     Total operating expenses............................    1,763      3,004     10,585
                                                           -------    -------    -------
Income (loss) from operations............................    1,165        373     (2,516)
Interest expense.........................................       28         97        167
Interest and other income, net...........................       18         13        184
                                                           -------    -------    -------
Income (loss) before taxes...............................    1,155        289     (2,499)
Provision for income taxes...............................       50         10         48
                                                           -------    -------    -------
Net income (loss)........................................    1,105        279     (2,547)
Accretion of mandatorily redeemable convertible preferred
  stock..................................................       --         --       (255)
                                                           -------    -------    -------
Net income (loss) applicable to common stockholders......  $ 1,105    $   279    $(2,802)
                                                           =======    =======    =======
Historical basic and diluted net income (loss) per share
  applicable to common stockholders......................  $  0.07    $  0.02    $ (0.19)
                                                           =======    =======    =======
Shares used to compute historical basic and diluted net
  income (loss) per share applicable to common
  stockholders...........................................   15,000     15,000     15,000
                                                           =======    =======    =======
Pro forma basic and diluted net loss per share
  (unaudited)............................................                        $ (0.15)
                                                                                 =======
Shares used to compute pro forma basic and diluted net
  loss per share (unaudited).............................                         16,608
                                                                                 =======

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                      TOTAL
                                                                                    RETAINED      STOCKHOLDERS'
                                   COMMON STOCK       ADDITIONAL     DEFERRED       EARNINGS         EQUITY
                                -------------------    PAID-IN        STOCK       (ACCUMULATED)   (NET CAPITAL
                                  SHARES     AMOUNT    CAPITAL     COMPENSATION     (DEFICIT)      DEFICIENCY)
                                ----------   ------   ----------   ------------   -------------   -------------
Balance at December 31, 1996..  15,000,000    $15       $   --       $    --         $   252         $   267
  Distributions to
    stockholders..............          --     --           --            --            (784)           (784)
  Net income and comprehensive
    net income................          --     --           --            --           1,105           1,105
                                ----------    ---       ------       -------         -------         -------
Balance at December 31, 1997..  15,000,000     15           --            --             573             588
  Compensation expense related
    to stock options..........          --     --          210            --              --             210
  Distributions to
    stockholders..............          --     --           --            --          (1,067)         (1,067)
  Net income and comprehensive
    net income................          --     --           --            --             279             279
                                ----------    ---       ------       -------         -------         -------
Balance at December 31, 1998..  15,000,000     15          210            --            (215)             10
  Compensation expense related
    to stock options..........          --     --          589            --              --             589
  Deferred stock
    compensation..............          --     --        4,342        (4,342)             --              --
  Amortization of deferred
    stock compensation........          --     --           --           281              --             281
  Accretion of mandatorily
    redeemable convertible
    preferred stock...........          --     --           --            --            (255)           (255)
  Distributions to
    stockholders..............          --     --           --            --          (4,388)         (4,388)
  Net loss and comprehensive
    net loss..................          --     --           --            --          (2,547)         (2,547)
                                ----------    ---       ------       -------         -------         -------
Balance at December 31, 1999..  15,000,000    $15       $5,141       $(4,061)        $(7,405)        $(6,310)
                                ==========    ===       ======       =======         =======         =======

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              YEARS ENDED DECEMBER 31,
                                                            ----------------------------
                                                             1997      1998       1999
                                                            ------    -------    -------
OPERATING ACTIVITIES
Net income (loss).........................................  $1,105    $   279    $(2,547)
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
  Depreciation and amortization...........................     111        391        547
  Compensation expense related to stock options...........      --        210        589
  Amortization of deferred stock compensation.............      --         --        281
  Changes in operating assets and liabilities:
     Accounts receivable..................................    (687)       471       (752)
     Inventories..........................................    (477)       123     (1,258)
     Other assets.........................................    (217)       128       (486)
     Accounts payable.....................................      86       (217)     1,910
     Accrued expenses.....................................     264         19        523
     Deferred margin on distributor inventory.............   1,273       (130)     1,753
                                                            ------    -------    -------
       Net cash provided by operating activities..........   1,458      1,274        560
INVESTING ACTIVITIES
Purchases of property and equipment.......................    (293)       (41)    (1,851)
                                                            ------    -------    -------
Net cash used in investing activities.....................    (293)       (41)    (1,851)
FINANCING ACTIVITIES
Proceeds from issuance of mandatorily redeemable
  convertible preferred stock.............................      --         --     17,000
Principal payments on capital lease obligations...........     (85)      (435)      (573)
Proceeds from loan payable................................      --         --        200
Repayment of loan payable.................................      --         --       (200)
Distributions to stockholders.............................    (784)    (1,067)    (4,388)
                                                            ------    -------    -------
Net cash provided by (used in) financing activities.......    (869)    (1,502)    12,039
                                                            ------    -------    -------
Increase (decrease) in cash...............................     296       (269)    10,748
Cash at beginning of year.................................     190        486        217
                                                            ------    -------    -------
Cash at end of year.......................................  $  486    $   217    $10,965
                                                            ======    =======    =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest....................................  $   28    $    97    $   167
Cash paid for income tax..................................  $    7    $    51    $    24
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITIES
Equipment acquired under capital lease....................  $  233    $ 1,405    $ 1,365
Accretion of mandatorily redeemable convertible preferred
  stock...................................................  $   --    $    --    $   255
Deferred stock compensation...............................  $   --    $    --    $ 4,342

                            See accompanying notes.

                          STANFORD MICRODEVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1999

 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Description of Business

     The Company was incorporated in California and began operations in 1985 as Matrix Microassembly Corporation. In 1987, the Company sold its first products and began to generate revenues. The Company began doing business as Stanford Microdevices, Inc. in 1992. In November 1997, the Company reincorporated in Delaware as Stanford Microdevices, Inc. The Company is a leading designer and supplier of high performance RF components for communications equipment manufacturers. Its products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals. From 1985 through October 1999, the Company was organized as a Subchapter S corporation for federal tax reporting purposes. In October 1999, the Company's election to be treated as an S corporation under the Internal Revenue Code was revoked.

     Principles of Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Stanford Microdevices, Canada. Intercompany balances and transactions have been eliminated.

     Through December 31, 1999, the Company operated on calendar fiscal quarters and a fiscal year ending December 31. Beginning in 2000, the Company will operate on thirteen week fiscal quarters ending on the Sunday closest to the end of the calendar quarter, with the exception of the fourth quarter, which will end on December 31.

     Foreign Currency Translation

     The Company uses the U.S. dollar as its functional currency for Stanford Microdevices, Canada. All monetary assets and liabilities are remeasured at the current exchange rate at the end of the period, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses resulting from the process of remeasurement were not material in any period presented.

     Use of Estimates

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Revenue Recognition

     Revenue from product sales to customers, other than distributors, is generally recognized at the time the product is shipped, title has transferred, and no obligations remain. In circumstances where a customer delays acceptance of our product, the Company defers recognition of the revenue until acceptance. To date, the Company has not had customers delay acceptance of its products. A provision is made for estimated product returns as shipments are made. Product returns for nondistributor customers were not material for any period presented. Contract manufacturing revenue is recognized at the time of shipment of completed assemblies when no further obligations remain.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     The Company grants its distributors limited rights of return and certain price adjustments on unsold inventory held by such distributors. The Company has limited control over the extent to which products sold to distributors are sold to third party customers. Accordingly, the Company recognizes revenues on sales to distributors at the time its products are sold by the distributors to third party customers. The recognition of sales to distributors and the related gross profit on the products held by distributors is deferred until the sale to the third party customer. The deferred gross profit is included as "deferred margin on distributor inventory" in the accompanying balance sheets.

     Advertising Expenses

     The Company expenses its advertising costs in the period in which they are incurred. Advertising expense was $60,000 in 1997, $134,000 in 1998, and $366,000 in 1999.

     Research and Development Costs

     Research and development costs are charged to expense as incurred.

     Cash and Cash Equivalents

     Cash equivalents consist of financial instruments which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company's cash and cash equivalents as of December 31, 1997, 1998 and 1999 consisted primarily of bank deposits and commercial paper and money market funds issued or managed by large financial institutions in the United States. Cash equivalents are carried at cost which approximates fair value. The estimated fair market values of cash equivalents are based on quoted market prices.

     Cash equivalents as of December 31, 1999 were as follows (in thousands):

                                                                   DECEMBER 31, 1999
                                                 -----------------------------------------------------
                                                                 GROSS         GROSS       ESTIMATED
                                                 AMORTIZED    UNREALIZED    UNREALIZED    FAIR MARKET
                                                    COST         GAIN          LOSS          VALUE
                                                 ----------   -----------   -----------   ------------
Cash equivalents:
  Money market funds...........................   $    53            --            --       $    53
  Commercial paper.............................    10,800            --            --        10,800
                                                  -------       -------       -------       -------
Total cash equivalents.........................   $10,853            --            --       $10,853
                                                  =======                                   =======

     Concentrations of Credit Risk, Customers and Suppliers

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of cash equivalents and accounts receivable. The Company places its cash equivalents with high credit financial institutions, primarily in money market accounts and commercial paper which are readily convertible to cash and have original maturities of three months or less at the time of acquisition. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced any losses on its cash equivalents.

     The Company's accounts receivables are primarily derived from revenue earned from customers located in the United States. Sales to foreign customers are generally denominated in U.S. dollars, minimizing currency risk to the Company. The Company performs ongoing credit

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

     A relatively small number of customers account for a significant percentage of the Company's net revenues. For the year ended December 31, 1997, three customers accounted for approximately 49%, 19% and 11% of net revenues, respectively. For the year ended December 31, 1998, three customers accounted for approximately 40%, 36% and 11% of net revenues, respectively. For the year ended December 31, 1999, three customers accounted for approximately 41%, 38% and 13% of net revenues, respectively. The Company expects that the sale of its products to a limited number of customers may continue to account for a high percentage of net revenues for the foreseeable future.

     Currently, the Company relies on a limited number of suppliers of materials and labor for the significant majority of its product inventory but is pursuing alternative suppliers. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

     Inventories

     Inventories are stated at the lower of standard cost, which approximates actual (first-in, first-out method) or market (estimated net realizable value). The valuation of inventories at the lower of cost or market requires the use of estimates regarding the amounts of current inventory that will be sold. These estimates are dependent on the Company's assessment of current and expected orders from its customers, including consideration that orders are subject to cancellation with limited advance notice prior to shipment.

     The components of inventories are as follows:

                                                             DECEMBER 31,
                                                            --------------
                                                            1998     1999
                                                            ----    ------
                                                            (IN THOUSANDS)
Inventories:
  Raw materials...........................................  $276    $  914
  Work-in-process.........................................   212       659
  Finished goods..........................................   481       654
                                                            ----    ------
     Total................................................  $969    $2,227
                                                            ====    ======

     Property and Equipment

     Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. The Company periodically performs reviews to evaluate the recoverability of its property and equipment based upon expected undiscounted cash flows and recognizes impairment from the carrying value of property and equipment, if any, based on the fair value of

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

such assets. No asset impairment occurred in any of the years presented. Property and equipment are as follows:

                                                            DECEMBER 31,
                                                          ----------------
                                                           1998      1999
                                                          ------    ------
                                                           (IN THOUSANDS)
Property and equipment:
  Machinery and equipment...............................  $1,739    $3,600
  Computer equipment and software.......................     121     1,274
  Furniture and fixtures................................      47       101
  Leasehold improvements................................     241       389
                                                          ------    ------
     Total..............................................   2,148     5,364
  Less accumulated depreciation and amortization........     546     1,093
                                                          ------    ------
Property and equipment, net.............................  $1,602    $4,271
                                                          ======    ======

     Income Taxes

     The Company previously elected to be taxed as an S corporation under Subchapter S of the Internal Revenue Code. Consequently, the stockholders were taxed on their proportionate share of the Company's taxable income and no provision for Federal income taxes has been provided for periods in which the Company elected to be taxed as an S corporation. Effective October 4, 1999, the Company revoked its election to be treated as an S corporation under the Internal Revenue Code.

     Subsequent to October 4, 1999, the Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (FAS 109), "Accounting for Income Taxes." FAS 109 requires the use of the liability method of accounting for income taxes. Under the liability method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance against deferred tax assets when it is more likely than not that such assets will not be realized.

     Fair Value of Financial Instruments

     The Company's financial instruments, including cash equivalents, accounts receivable and accounts payable are carried at cost, which approximates their fair value because of the short-term maturity of these instruments. The fair value of capital lease obligations are estimated based on current interest rates available to the Company for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying values of these obligations approximate their fair values.

     Stock-Based Compensation

     As described in Note 5, the Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No. 25), and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS
123).

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     The Company accounts for stock issued to nonemployees in accordance with the provisions of FAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

     Comprehensive Income (Loss)

     The Company has adopted Statement of Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company's comprehensive net income (loss) was the same as its net income (loss) for the years ended December 31, 1997, 1998 and 1999.

     Segments of an Enterprise

     The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (FAS
131). FAS 131 superseded Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise". FAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. FAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of FAS 131 did not affect the Company's results of operations or financial position, see Note 9.

     Net Income (Loss) Per Share

     The Company computes net income (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS
128) and SEC Staff Accounting Bulletin No. 98 (SAB 98). Under the provisions of FAS 128 and SAB 98, basic net income (loss) per share is computed by dividing the net income (loss) applicable to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. Diluted net income (loss) per share is computed by dividing the net income
(loss) applicable to common stockholders for the period by the weighted average number of shares of Common Stock and potential Common Stock equivalents outstanding during the period, if dilutive. Potential Common Stock equivalents include incremental shares of Common Stock issuable upon the exercise of stock options and warrants and upon conversion of Mandatorily Redeemable Convertible Preferred Stock.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     The following table sets forth the computation of basic and diluted net income (loss) per share for the years indicated (in thousands, except per share data):

                                                     YEARS ENDED DECEMBER 31,
                                                   -----------------------------
                                                    1997       1998       1999
                                                   -------    -------    -------
Net income (loss) applicable to common
  stockholders...................................  $ 1,105    $   279    $(2,802)
                                                   =======    =======    =======
Weighted average number of common shares
  outstanding during the period..................   15,000     15,000     15,000
                                                   =======    =======    =======
Basic and diluted net income (loss) per share
  applicable to common stockholders..............  $  0.07    $  0.02    $ (0.19)
                                                   =======    =======    =======

     The effects of options to purchase 5,231,373 shares of Common Stock at an average exercise price of $1.25 for the year ended December 31, 1999 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The effects of warrants to purchase 1,100,000 shares of Common Stock at an average exercise price of $4.50 for the year ended December 31, 1999 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The effects of conversion of 5,647,839 shares of Mandatorily Redeemable Convertible Preferred Stock for the year ended December 31, 1999 have not been included in the computation of diluted net loss per share as the effect would have been antidilutive.

     The effects of options to purchase 3,020,000 shares of Common Stock at an average exercise price of $0.92 for the year ended December 31, 1998 have no impact on the computation of diluted net income per share because the option's exercise price was not less than the estimated average market price of the Company's common shares during that period.

     The options, warrants and Mandatorily Redeemable Convertible Preferred Stock that were antidilutive in 1999 may be dilutive in future years' calculations as they were still outstanding at December 31, 1999.

     Pro Forma Basic and Diluted Net Loss Per Share (Unaudited)

     Pro forma basic and diluted net loss per share for the year ended December 31, 1999 is computed using the weighted average number of shares of Common Stock outstanding, including the pro forma effects of the automatic conversion of the Company's Mandatorily Redeemable Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering as if such conversion occurred on October 4, 1999, the date of original issuance. The shares used in calculating the pro forma basic and diluted net loss per share amounts also include the number of shares issuable upon the exercise of warrants to purchase the Company's Common Stock as such warrants expire upon the completion of the Company's initial public offering. For the purposes of pro forma net loss per share, the Company assumes the warrants will be exercised prior to or in connection with the completion of the initial public offering. For the purposes of calculating pro forma basic and diluted net loss per share, net loss applicable to common stockholders has been adjusted to eliminate accretion on the Company's Mandatorily Redeemable Convertible Preferred Stock.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Pro Forma Stockholders' Equity (Unaudited)

     If the offering contemplated by the Company is completed, each share of Mandatorily Redeemable Convertible Preferred Stock outstanding will automatically be converted into one share of Common Stock. Unaudited pro forma stockholders' equity at December 31, 1999, as adjusted for the assumed conversion of Mandatorily Redeemable Convertible Preferred Stock based on the shares of Mandatorily Redeemable Convertible Preferred Stock outstanding at December 31, 1999, is disclosed on the balance sheet.

     Impact of Recently Issued Accounting Standards

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and hedging Activities: (FAS 133). FAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. FAS 133 was to be effective for fiscal years beginning after June 15, 1999. However, in July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" (FAS 137). FAS 137 defers for one year the effective date of FAS 133 which will now apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not believe the adoption of FAS 133 will have a material impact on its consolidated financial position, results of operations or cash flows.

     In March 1998, the American Institute of Certified Public Accountants (AICPA) issued SOP 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, (SOP 98-1). SOP 98-1 requires that entities capitalize certain costs related to internal use software once certain criteria have been met. The Company adopted SOP 98-1 for the year ended December 31, 1999. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition or results of operations.

     In April 1998, the AICPA issued SOP 98-5, Reporting on the Costs of Start-Up Activities, (SOP 98-5). SOP 98-5 requires that all start-up costs related to new operations must be expensed as incurred. In addition, all start-up cost that were capitalized in the past must be written off when SOP 98-5 is adopted. The Company adopted SOP 98-5 on January 1, 1999. The adoption of SOP 98-5 did not have a material impact on the Company's financial condition or results of operations.

 2. LINE OF CREDIT AND CAPITAL LEASE OBLIGATIONS

     Line of Credit

     The Company maintains a secured credit facility with Comerica Bank that includes a $3,000,000 line of credit. Borrowings under the revolving credit line may be made and repaid at any time and bear interest at the base rate (as announced by the lender) plus 0.5%. In addition, borrowings under the revolving credit line are subject to the Company's compliance with certain financial and other covenants and are secured by certain of the Company's assets. At December 31, 1999, there were no outstanding amounts under this credit facility. At December 31, 1999, the Company was in violation of one of its covenants under the credit facility.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Capital Lease Obligations

     The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and included in property and equipment aggregated approximately $1,800,000 and $3,165,000 at December 31, 1998 and 1999, respectively. Related accumulated depreciation was approximately $570,000 and $1,143,000 at December 31, 1998 and 1999, respectively. Depreciation expense related to assets under capital leases is included in depreciation expense. In addition, the capital leases are generally secured by the related equipment and the Company is required to maintain liability and property damage insurance.

     Future minimum lease payments under noncancelable capital leases at December 31, 1999 are as follows (in thousands):

2000.......................................................  $  877
2001.......................................................     691
2002.......................................................     513
2003.......................................................     229
                                                             ------
Total minimum lease payments...............................   2,310
Less amounts representing interest.........................     288
                                                             ------
Present value of minimum lease payments....................   2,022
Less current portion.......................................     723
                                                             ------
Long-term portion..........................................  $1,299
                                                             ======

 3. COMMITMENTS

     The Company leases its facilities under operating lease agreements. The operating leases for the Company's facilities expire in 2001 through 2004. Future minimum lease payments under these leases as of December 31, 1999 are as follows (in thousands):

  2000.....................................................  $  551
  2001.....................................................     550
  2002.....................................................     497
  2003.....................................................      37
  2004.....................................................      37
                                                             ------
  Total minimum lease payments.............................  $1,672
                                                             ======

     Rent expense under the operating leases was $91,000, $401,000, and $424,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

     Unconditional Purchase Obligations

     The Company has unconditional purchase obligations to certain suppliers that supply the Company's wafer requirements. The obligations under wafer supply agreements or non-cancelable purchase orders require the Company to purchase minimum quantities from the suppliers' products at a specified price. At December 31, 1999, the Company had approximately $5,900,000 of unconditional purchase obligations.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

 4. MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK

     Mandatorily Redeemable Convertible Preferred Stock at December 31, 1999 consists of the following:

                                    SHARES        SHARES       LIQUIDATION    REDEMPTION
                                  AUTHORIZED    OUTSTANDING    PREFERENCE       AMOUNT
                                  ----------    -----------    -----------    -----------
Series A........................  6,000,000      5,647,839     $17,255,000    $17,255,000

     In October 1999, the Company issued 5,647,839 shares of Mandatorily Redeemable Convertible Preferred Stock at $3.01 per share for net proceeds of approximately $17,000,000. The holders of the Mandatorily Redeemable Convertible Preferred Stock have various rights and preferences as follows:

     Voting

     Each share of Mandatorily Redeemable Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together with the holders of Common Stock.

     As long as at least 1,412,000 shares of the originally issued shares of Mandatorily Redeemable Convertible Preferred Stock are outstanding, the Company must obtain approval from the holders of at least a majority of the then outstanding shares of Mandatorily Redeemable Convertible Preferred Stock in order to amend the amended restated certificate of incorporation or bylaws, change the authorized number of directors of the Company, authorize or issue any other equity security senior to or on parity with the Mandatorily Redeemable Convertible Preferred Stock, alter or change the rights, preferences or privileges of the Mandatorily Redeemable Convertible Preferred Stock, redeem or purchase any shares of Preferred Stock or Common Stock other than by redemption in accordance with the amended restated certificate of incorporation, liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction, increase or decrease the number of authorized shares of Mandatorily Redeemable Convertible Preferred Stock, dispose of more than 25% of the Company's property or business, merge or consolidate with any other corporation or effect a transaction in which more than 50% of the voting power of the Company is disposed of.

     Conversion

     Each share of Mandatorily Redeemable Convertible Preferred Stock outstanding is automatically convertible into one share of Common Stock, subject to adjustment for dilution, and will be converted into Common Stock in the event of the closing of a public offering of at least $30,000,000 in aggregate proceeds at a minimum price of $7.53 per share. As of December 31, 1999, the Company had reserved 5,647,839 shares of its Common Stock for issuance upon conversion of the outstanding Mandatorily Redeemable Convertible Preferred Stock.

     Dividends

     Holders of shares of Mandatorily Redeemable Convertible Preferred Stock are entitled to receive cumulative dividends at the per annum rate of $0.18 per share, prior to payment of dividends on any other class of stock. These dividends accrue and cumulate whether or not declared by the Board of Directors, but are not payable upon the successful completion of an

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

initial public offering. The Company has accrued such dividends at December 31, 1999 as accretion to the Mandatorily Redeemable Convertible Preferred Stock redemption value.

     Liquidation

     In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, holders of the Mandatorily Redeemable Convertible Preferred Stock are entitled to receive $3.01 per share plus accrued but unpaid dividends, prior to any distribution to the holders of Common Stock. Any assets remaining after distribution of the preference amounts on the Mandatorily Redeemable Convertible Preferred Stock will be distributed on a pro rata basis to all holders of Mandatorily Redeemable Convertible Preferred Stock and Common Stock until such time as the holders of the Mandatorily Redeemable Convertible Preferred Stock have received $7.53 per share. Any assets remaining after distribution of these amounts will be distributed on a pro rata basis to holders of Common Stock.

     Redemption

     The holders of a majority of the then outstanding Mandatorily Redeemable Convertible Preferred Stock may cause the Company to redeem their shares after the seventh anniversary of the Mandatorily Redeemable Convertible Preferred Stock issuance date in three annual installments. Redemption will be at the greater of fair market value or the original issue price plus accrued but unpaid dividends. During the fourth quarter of 1999, the Company recorded an increase to its accumulated deficit of $255,000 related to the accretion to the Mandatorily Redeemable Convertible Preferred Stock redemption value.

 5. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

     Warrants

     In connection with its sale of Mandatorily Redeemable Convertible Preferred Stock, the Company issued warrants to purchase 1,100,000 shares of Common Stock at $4.50 per share. The warrants are immediately exercisable and expire at the earlier of October 5, 2002, the completion of an initial public offering of the Company's Common Stock of greater than $4.50 per share, the sale or transfer of substantially all of the assets of the Company or the closing of an acquisition of the Company.

     Common Stock

     Each share of Common Stock is entitled to one vote. The holders of Common Stock are also entitled to receive dividends from legally available assets of the Company when and if declared by the Board of Directors, subject to the prior rights of holders of Mandatorily Redeemable Convertible Preferred Stock.

     At December 31, 1999, shares of Common Stock were reserved for future issuance as follows:

Conversion of Mandatorily Redeemable Convertible
  Preferred Stock.....................................   5,647,839
Warrants..............................................   1,100,000
1998 Stock Option Plan................................   5,994,691
                                                        ----------
                                                        12,742,530
                                                        ==========

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     Stock Option Plan

     In January 1998, the Company established the 1998 Stock Plan (the 1998
Plan) under which stock options may be granted to employees, directors and consultants of the Company and authorized 4,000,000 shares of Common Stock thereunder. In 1999, Board of Directors approved increases in the number of shares authorized for issuance under the 1998 Plan to 5,994,691. Under the 1998 Plan, nonstatutory stock options may be granted to employees, directors and consultants, and incentive stock options (ISO) may be granted only to employees. In the case of an ISO that is granted to an employee who, at the time of the grant of such option, owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price shall not be less than 110% of the fair market value per share on the date of grant. For ISO's granted to any other employee, the per share exercise price shall not be less than 100% of the fair value per share on the date of grant. The exercise price for nonqualified options may not be less than 85% of the fair value of Common Stock at the option grant date. Options generally expire after ten years. Vesting and exercise provisions are determined by the Board of Directors. Options generally vest over 4 years, 25% after the first year and ratably each month over the remaining 36 months.

     Rights to purchase stock may also be granted under the 1998 Plan with terms, conditions, and restrictions determined by the Board of Directors.

     The following is a summary of option activity for the 1998 Plan:

                                                     OUTSTANDING STOCK OPTIONS
                                      -------------------------------------------------------
                                                                   PRICE          WEIGHTED
                                        SHARES     NUMBER OF        PER           AVERAGE
                                      AVAILABLE     SHARES         SHARE       EXERCISE PRICE
                                      ----------   ---------   -------------   --------------
Balance at December 31, 1997........          --          --             $--       $  --
  Authorized........................   4,000,000          --             $--       $  --
  Granted...........................  (3,020,000)  3,020,000           $0.92       $0.92
  Exercised.........................          --          --             $--       $  --
  Canceled..........................          --          --             $--       $  --
                                      ----------   ---------
Balance at December 31, 1998........     980,000   3,020,000           $0.92       $0.92
  Authorized........................   1,994,691          --             $--       $  --
  Granted...........................  (2,211,373)  2,211,373   $0.92 - $3.50       $1.71
  Exercised.........................          --          --             $--       $  --
  Canceled..........................          --          --             $--       $  --
                                      ----------   ---------
Balance at December 31, 1999........     763,318   5,231,373   $0.92 - $3.50       $1.25
                                      ==========   =========

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     In addition, the following table summarizes information about stock options that were outstanding and exercisable at December 31, 1999:

                           OPTIONS OUTSTANDING
                    ----------------------------------   OPTIONS EXERCISABLE
                                 WEIGHTED                --------------------
                                  AVERAGE     WEIGHTED               WEIGHTED
                                 REMAINING    AVERAGE                AVERAGE
     RANGE OF        NUMBER     CONTRACTUAL   EXERCISE    NUMBER     EXERCISE
  EXERCISE PRICES   OF SHARES      LIFE        PRICE     OF SHARES    PRICE
  ---------------   ---------   -----------   --------   ---------   --------
       $0.92        3,150,000      8.37        $0.92     2,346,664    $0.92
       $1.50        1,813,373      9.80        $1.50       235,490    $1.50
       $3.50          268,000      9.99        $3.50            --    $3.50
                    ---------                            ---------
       Total        5,231,373      8.93        $1.25     2,582,154    $0.97
                    =========                            =========

     In 1998, the Company granted approximately 1,070,000 stock options to nonemployees at exercise prices of $0.92 per share in exchange for services. The Company recorded charges to cost of sales and general and administrative expense in 1998 of $60,000 and $150,000, respectively, representing the fair value of vested stock options granted to nonemployees in 1998. In 1999, the Company granted approximately 102,000 stock options to nonemployees at exercise prices of $1.50 per share in exchange for services. The Company recorded charges to cost of sales, sales and marketing and general and administrative expense in 1999 of $93,000, $23,000, and $474,000, respectively, representing the fair value of vested stock options granted to nonemployees in 1998 and 1999. All of these options were outstanding at December 31, 1999. Approximately 9,365 of these options were unvested at December 31, 1999.

     Stock-Based Compensation

     The Company applies APB Opinion No. 25 and related interpretations in accounting for stock-based awards to employees and directors. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income (loss) and net income (loss) per share is required under FAS 123 and is calculated as if the Company had accounted for its employee stock options granted during the years ended December 31, 1998 and 1999 under the fair value method of FAS 123. The fair value for employee and director stock options granted was estimated at the date of grant using a minimum value option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.66% and 6.45% for 1998 and 1999, respectively; no dividend yield; and a weighted average expected life of the option of 5.5 years.

     As discussed above, the valuation models used under FAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock-based compensation plan been determined consistent with fair value method of FAS 123, the Company's net income (loss) applicable to common stockholders and net income (loss) per share applicable to common stockholders would have been adjusted to the pro forma amounts indicated below:

                                                            YEARS ENDED DECEMBER 31,
                                                            -------------------------
                                                              1998            1999
                                                            --------        ---------
                                                            (IN THOUSANDS, EXCEPT PER
                                                                   SHARE DATA)
Net income (loss) applicable to common stockholders:
  As reported.............................................   $  279          $(2,802)
  Pro forma...............................................   $ (172)         $(2,828)
Basic and diluted net income (loss) per share attributable
  to holders of Common Stock:
  As reported.............................................   $ 0.02          $ (0.19)
  Pro forma...............................................   $(0.01)         $ (0.19)

     The effects on pro forma disclosures of applying FAS 123 are not likely to be representative of the effects on pro forma disclosures of future years. Because FAS 123 is applicable only to options granted subsequent to December 31, 1997 the pro forma effect will not be fully reflected until 2002.

     The options' weighted average grant date fair value, which is the value assigned to the options under FAS 123, was $0.25 and $1.36 for options granted during 1998 and 1999, respectively.

     Deferred Stock Compensation

     In connection with the grant of stock options to employees through December 31, 1999, the Company recorded deferred stock compensation within stockholders' equity of approximately $4,342,000, representing the difference between the deemed fair value of the Common Stock for financial statement presentation purposes and the option exercise price of these options at the date of grant. During the year ended December 31, 1999 we amortized $281,000 of this deferred stock compensation. We will amortize the remaining deferred stock compensation using the straight-line method, over the vesting period of the related options, generally four years.

 6. EMPLOYEE BENEFIT PLANS

     In January of 1997, the Company adopted a profit sharing plan that allows for discretionary contributions to the plan at the discretion of the Board of Directors out of the current or accumulated profits of the Company. The Company contribution is limited to 15% of eligible participants annual compensation, subject to certain adjustments. Contributions made by the Company were approximately $91,000, $121,000 and $127,000 in 1997, 1998 and 1999,
respectively.

     In October of 1999, the Company adopted a 401(k) and profit sharing plan (the Plan) that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under the Plan, eligible employees may defer a portion of their pretax salaries but not more than statutory limits. The Company shall make matching nondiscretionary contributions to the Plan of

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

up to $2,500 per year for each plan participant. In addition, the Company may make discretionary contributions to the Plan as determined by the Board of Directors. Contributions to the Plan during the year ended December 31, 1999, were approximately $51,000.

 7. INCOME TAXES

     The Company elected to be taxed as an S-corporation under the Internal Revenue Code through October 4, 1999. Consequently, the stockholders were taxed on their proportionate share of our taxable income and no provision for federal income taxes has been provided in the statements of operations for the years ended December 31, 1997 and 1998 and for the period beginning January 1, 1999 through October 4, 1999. The Company's S-corporation status was revoked in October 1999.

     Our provision for income taxes for the years ended December 31, 1997, 1998, and 1999 is summarized as follows:

                                                              1997    1998    1999
                                                              ----    ----    ----
                                                                 (IN THOUSANDS)
Current:
  State.....................................................  $50     $10     $48
                                                              ---     ---     ---
                                                              $50     $10     $48
                                                              ===     ===     ===

     A reconciliation of taxes computed at the federal statutory income tax rate to provision (benefit) for (from) income taxes follows:

                                                         1997     1998     1999
                                                         -----    ----    ------
                                                             (IN THOUSANDS)
Provision (benefit) computed at federal statutory
  rate.................................................  $ 393    $ 98    $ (850)
S-corporation earnings taxes at the stockholder
  level................................................   (393)    (98)     (351)
State tax..............................................     50      10        48
Valuation allowance....................................     --      --     1,097
Amortization of deferred stock compensation............     --      --        95
Other..................................................     --      --         9
                                                         -----    ----    ------
                                                         $  50    $ 10    $   48
                                                         =====    ====    ======

     Deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1999 consist of the following (in thousands):

Deferred tax assets:
  Net operating loss carryforwards.......................  $   534
  Accruals and reserves..................................      662
  Deferred margin on distributor inventory...............    1,303
  Compensation expense related to stock options..........      266
  Other..................................................       19
                                                           -------
     Total deferred tax assets...........................    2,784
Valuation allowance......................................   (2,719)
                                                           -------
Gross deferred tax assets................................       65
Deferred tax liability:
  Tax over book depreciation.............................      (65)
                                                           -------
Net deferred tax assets (liabilities)....................  $    --
                                                           =======

     Realization of the Company's deferred tax assets is dependent on the Company's ability to generate sufficient future taxable income, the timing and amount of which the Company has concluded cannot be determined with certainty at this time. Based on the Company's uncertainty as to its ability to project sufficient future taxable income, the Company has concluded that it is more likely that the deferred tax assets will not be realized. Accordingly, in 1999, the Company recorded a valuation allowance for the net deferred tax assets of $2,719,000 to reflect these uncertainties.

     As of December 31, 1999, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $1,450,000 and $703,000, respectively. The federal and state net operating loss carryforwards will expire in 2019 and 2004, respectively, if not utilized.

     Utilization of the net operating loss carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss carryforwards before utilization.

 8. RELATED PARTY TRANSACTIONS

     The Company purchases assembly services from a packaging subcontractor and supplier of contract manufacturing services located in the Philippines (the Supplier). The Supplier's principle stockholder is a cousin of the Company's chairman of the board.

     The Company granted 600,000 and 66,540 stock options with exercise prices of $0.92 and $1.50 in 1998 and 1999, respectively to two employees of the Supplier. In connection with the option grants, the Company recorded $150,000 and $93,000 of compensation expense in 1998 and 1999, respectively in accordance with EITF 96-18.

     Purchases from the Supplier totaled $1,902,000 $1,056,000 and $1,235,000 for the years ended December 31, 1997, 1998 and 1999, respectively.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

 9. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

     The Company operates in one business segment, the sale of radio frequency semiconductor components for communications network infrastructures. The Company sells its radio frequency semiconductor components to original equipment manufacturers in the wireless and wireline infrastructure market through distributors, worldwide outside sales representatives, through a private label manufacturing partnership, and acting as a contract manufacturer. The chief executive officer has been identified as the chief operating decision maker
(CODM) because he has the final authority over resource allocation decisions and performance assessment.

     All of the Company's net revenues are generated in the United States. The Company's long-lived assets reside in the following geographic areas (in thousands):

                                                         YEAR ENDED
                                                        DECEMBER 31,
                                                            1999
                                                        ------------
Long-lived assets:
  United States.......................................     $3,661
  Canada..............................................        837
                                                           ------
                                                           $4,498
                                                           ======

     Three of the Company's customers, Minicircuits Laboratories, Richardson Electronics and Pulsar Microwave accounted for 49%, 19% and 11% of net revenues, respectively, for the year ended December 31, 1997. Minicircuits Laboratories, Richardson Electronics and Avnet Electronics accounted for 36%, 40%, and 11% of net revenues, respectively, for the year ended December 31, 1998. Minicircuits Laboratories, Richardson Electronics Laboratories and Avnet Electronics accounted for 41%, 38%, and 13% of net revenues, respectively, for the year ended December 31, 1999. No other customer accounted for more than 10% of net revenues during these years.

10. SPECIAL CHARGES

     In the fourth quarter of 1999, the Company's Board of Directors paid a cash dividend to holders of Common Stock in an aggregate amount of $4,000,000. The Company also agreed to pay a non-recurring bonus to its stockholders to cover any federal or state taxes associated with the payment of the dividend. A total bonus of $2,990,000 was paid in December 1999 as a result of this agreement. The Company recorded the $2,990,000 as special charges in the statement of operations as this amount represents a nonrecurring transaction that the Company does not consider to be reflective of its ongoing operations.

11. SUBSEQUENT EVENTS

     Initial Public Offering

     In February 2000, the Company's Board of Directors approved the filing of a Registration Statement with the Securities and Exchange Commission permitting the Company to sell Common Stock to the public. Upon completion of the initial public offering, the Company's Certificate of Incorporation will be amended to authorize 200,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock.

                          STANFORD MICRODEVICES, INC.

                               DECEMBER 31, 1999

     1998 Stock Plan

     In February 2000, the Company's Board of Directors approved an increase in the number of shares reserved under the 1998 Stock Plan by 1,200,000 shares. In addition, the Board approved automatic increases on the first day of each of the Company's fiscal years beginning January 1, 2001, equal to the lesser of 1,500,000 shares, 3% of the outstanding shares on such date, or a lesser amount determined by the Board of Directors. The shares may be authorized, but unissued, or reacquired Common Stock. The changes to the 1998 Stock Plan are subject to stockholder approval.

     2000 Employee Stock Purchase Plan

     In February 2000, the Company's Board of Directors approved the 2000 Employee Stock Purchase Plan (the Purchase Plan). A total of 300,000 shares of Common Stock has been reserved for issuance under the Purchase Plan, as well as an automatic annual increase on the first day of each of the Company's fiscal years beginning January 1, 2001 equal to the lesser of 350,000 shares, 1% of the outstanding Common Stock on that date, or a lesser amount as determined by the Board. The Purchase Plan is subject to stockholder approval.

EDGAR DESCRIPTION OF GRAPH ON PAGE 32:

[Graph entitled "Simplified RF Subsystem" consisting of three rectangles in one row under the header "Receiver" located over a second row of two rectangles and three triangles under the header "Transmitter". The three rectangles in the top row contain the words "Low Noise Amplifier", "Downconverter" and "Demodulator" inside. The first triangle in the bottom row is above the words "Power Amplifier". To its right is a second triangle with the word "Driver" beneath it. To its right is a third triangle with the word "Pre-Driver" beneath it. To its right is the first rectangle with the word "Upconverter" inside. To its right is the second triangle with the word "Modulator" inside. A line runs from the farthest right rectangle in the bottom row through the items in the bottom row, up on the left side through a square with the word "Switch" to its right, and through the rectangles on the top row. A line with a circle at top and crescents of increasing side appearing to the left of the circle extends from the square with the word "Switch" next to it and is topped with the word "Antenna". To the right of the two rows of triangles and rectangles are the words "Data Signal Input/Output". Above these words is a curving line and an arrow pointing in towards the bottom row. Below the words "Signal Input/Output" is a curving line and an arrow pointing away from the top row.]

EDGAR DESCRIPTION OF GRAPH ON PAGE 36:

[Diagram consisting of four rows of bubbles and rectangles connected by lines. The first row consists of four bubbles with the words "Wafer Fabrication" to the left. Inside the first bubble are the words "GaAs Fab". Inside the second bubble are the words "InGaP Fab". Inside the third bubble are the words "SiGe Fab". Inside the fourth bubble are the words "LDMOS Fab". The second row consists of one rectangle with the words "Wafer Inspection" to the left. Inside the rectangle are the words "Stanford Microdevices Wafer Qualification". The third row consists of five bubbles with the words "Semiconductor Packaging" to the left. Inside the first bubble are the words "Packager-Malaysia". Inside the second bubble are the words "Packager-Thailand". Inside the third bubble are the words "Packager-Philippines". Inside the fourth bubble are the words "Packager-Philippines". Inside the fifth bubble are the words "Packager-Taiwan". The fourth row consists of one rectangle with the words "Final Testing and Quality Assurance to the left. Inside the rectangle are the words "Stanford Microdevices RF Test, Tape and Reel, and Quality Assurance". ]

EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK:

[Graphic of human hand holding a globe of the world. Underneath this graphic are the words "Helping the world stay in touch." Underneath these words is the following text: "Stanford Microdevices is a leading designer and supplier of high performance RF components for communications equipment manufacturers. We design our products to meet the rapidly evolving performance requirements of:

     Mobile wireless applications such as cellular and mobile data networks.

     Broadband wireline applications such as high-speed transmission of voice, data and video.

     Fixed wireless applications such as local and wide area site-to-site data networks.

Our innovative RF products help businesses and people connect for any time, any where communications." Underneath this text is the logo of Stanford Microdevices.]

EDGAR DESCRIPTION OF GATEFOLD ARTWORK:

[Graphic containing the heading at the top of the page "Delivering RF Innovation". Beneath this heading is a diagram consisting of three subdiagrams arranged from left to right.

The diagram on the left is entitled "Mobile Wireless" and consists of two squares attached by a horizontal line with dots on each end, with a third larger square attached to this line with another vertical line with dots. Each square contains a photograph. The larger square on top has an arrow pointing to it from the left.

The diagram in the middle is connected to the diagram on the left by a horizontal line with curves in it and is entitled "Broadband Wireline". This diagram consists of two squares attached by a horizontal line with dots on each end, with a third larger square attached to this line with another vertical line with dots. Each square contains a photograph.

The diagram to the right is connected to the diagram in the middle by a horizontal line with two parallel vertical lines in the middle of it and is entitled "Fixed Wireless". This diagram consists of two squares attached by a horizontal line with dots on each end, with a third larger square attached to this line with another vertical line with dots. Each square contains a photograph.]

EDGAR DESCRIPTION OF INSIDE FRONT COVER ARTWORK:

[Stanford Microdevices logo and URL address]

NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THE PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary...................   1
Risk Factors.........................   4
Forward-Looking Statements...........  14
Use of Proceeds......................  15
Dividend Policy......................  15
Capitalization.......................  16
Dilution.............................  17
Selected Consolidated Financial
  Data...............................  18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................  19
Business.............................  28
Management...........................  39
Certain Transactions.................  50
Principal Stockholders...............  51
Description of Capital Stock.........  53
Shares Eligible for Future Sale......  56
Underwriting.........................  58
Legal Matters........................  60
Experts..............................  60
Where You Can Find Additional
  Information........................  60
Index to Consolidated Financial
  Statements......................... F-1

UNTIL            , 2000 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT BUY, SELL OR TRADE IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. DEALERS ARE ALSO OBLIGATED TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


[STANFORD MICRODEVICES LOGO]

STANFORD MICRODEVICES

              SHARES

COMMON STOCK

DEUTSCHE BANC ALEX. BROWN

BANC OF AMERICA SECURITIES LLC

CIBC WORLD MARKETS

ROBERTSON STEPHENS


PROSPECTUS

            , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                AMOUNT
                                                              TO BE PAID
                                                              ----------
SEC Registration Fee........................................   $13,200
NASD Fee....................................................     5,500
Nasdaq National Market Listing Fee..........................         *
Legal Fees and Expenses.....................................         *
Accounting Fees and Expenses................................         *
Printing Expenses...........................................         *
Transfer Agent Fees.........................................         *
Miscellaneous...............................................         *
                                                               -------
          Total.............................................   $     *
                                                               =======

-------------------------
* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     As permitted by Section 145 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as a director to the fullest extent permitted under Delaware law. In addition, as permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Registrant provide that: (1) the Registrant is required to indemnify its directors and executive officers and persons serving in these capacities in other business enterprises (including, for example, subsidiaries of the Registrant) at the Registrant's request, to the fullest extent permitted by Delaware law, including in those circumstances in which indemnification would otherwise be discretionary; (2) the Registrant may, in its discretion, indemnify its employees and agents in those circumstances where indemnification is not required by law; (3) the rights conferred in the Bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, executive officers and employees; and (4) the Registrant may not retroactively amend the Bylaw provisions in a way that is adverse to the directors, executive officers and employees who benefit from these protections.

     The Registrant's policy is to enter into indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and the Bylaws, as well as certain additional procedural protections. In addition, these indemnity agreements provide that parties to the indemnification agreements will be indemnified to the fullest possible extent not prohibited by law against any and all expenses (including any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under the Indemnification Agreement), judgments, fines, penalties and amounts paid in settlement (if such settlement is approved in advance by the Registrant, which approval shall not be unreasonably withheld), actually and reasonably incurred in relation to the Indemnitee's position as a director, officer, employee, agent or fiduciary of the Registrant, or any subsidiary of the Registrant, or in relation to the Indemnitee's service at the request of the Registrant as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise or in relation to Indemnitee's action or inaction while serving in such a capacity. Stanford Microdevices will not be obligated pursuant to the indemnity agreements to indemnify or advance expenses to an indemnified party with respect to proceedings or claims initiated by the indemnified party and not by way of defense, counterclaim or crossclaim, except with respect to proceedings specifically authorized by the Registrants' Board of Directors or brought to enforce a right to indemnification under the indemnity agreement, the Registrants' Bylaws or any statute or law. Under the agreements, the Registrant is not obligated to indemnify the indemnified party (1) for any expenses incurred by the indemnified party with respect to any proceeding instituted by the indemnified party to enforce or interpret the agreement, if a court of competent jurisdiction determines that each of the material assertions made by the indemnified party in such proceeding was not made in good faith or was frivolous; (2) for any amounts paid in settlement of a proceeding unless the Registrant consents to such settlement; (3) with respect to any proceeding brought by the Registrant against the indemnified party for willful misconduct, unless a court determines that each of such claims was not made in good faith or was frivolous; (4) on account of any suit in which judgment is rendered against the indemnified party for an accounting of profits made from the purchase or sale by the indemnified party of securities of the Registrant pursuant to the provisions of sec. 16(b) of the Securities Exchange Act of 1934 and related laws; (5) on account of the indemnified party's conduct which is finally adjudged to have been knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct or a knowing violation of the law; (6) an account of any conduct from which the indemnified party derived an improper personal benefit; (7) on account of conduct the indemnified party believed to be contrary to the best interests of the Registrant or its stockholders; (8) on account of conduct that constituted a breach of the indemnified party's duty of loyalty to the Registrant or its stockholders; or (9) if a final decision by a court having jurisdiction in the matter shall determine that such indemnification is not lawful.

     The indemnification provision in the Certificate of Incorporation, Bylaws and the indemnification agreements entered into between the Registrant and its directors and executive officers, may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities arising under the 1933 Act.

     Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

                                                              EXHIBIT
                          DOCUMENT                            NUMBER
                          --------                            -------
Form of Underwriting Agreement..............................    1.1
Restated Certificate of Incorporation of Registrant as
  currently in effect.......................................    3.1
Form of Restated Certificate of Incorporation of Registrant
  to be filed upon closing of the offering..................    3.2
Bylaws of Registrant, as amended, as currently in effect....    3.3
Form of Indemnification Agreement to be entered into by the
  Registrant with each of its directors and executive
  officers..................................................   10.1

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Registrant has issued and sold the following securities:

          (a) During the past three years, the Registrant has granted an aggregate of 5,313,373 options to purchase shares of unregistered common stock to directors, officers, employees, former employees and consultants at exercise prices ranging from $0.92 to $8.00 per share. These shares were sold pursuant to the exercise of options granted by the Board of Directors. As to each director, officer, employee and consultant of the Registrant who was issued these securities, the Registrant relied upon Rule 701 of the

     Securities Act of 1933, as amended (the "Securities Act"). Each such person was granted such options pursuant to a written contract between such person and the Registrant. In addition, the Registrant met the conditions imposed under Rule 701(b).

          (b) On October 5, 1999, the Registrant sold 5,647,839 shares of unregistered Series A Preferred Stock and issued warrants to purchase 1,100,000 shares of Common Stock to two venture capital companies for aggregate cash consideration of $3.01 per share, for proceeds of $16,999,995.39. The Registrant relied upon Section 4(2) of the Securities Act in connection with the sale of these shares.

     Appropriate legends were affixed to the share certificates issued in the transactions described above. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits


1.1*   Form of Underwriting Agreement.
3.1    Restated Certificate of Incorporation of Registrant as
       currently in effect.
3.2    Form of Restated Certificate of Incorporation of Registrant
       to be filed upon the closing of the offering.
3.3    Bylaws of Registrant, as amended, as currently in effect.
4.1*   Form of Registrant's Common Stock Certificate.
4.2    Investors' Rights Agreement, dated as of October 5, 1999,
       among the Registrant and the parties named therein.
5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional
       Corporation.
10.1   Form of Indemnification Agreement to be entered into by
       Registrant with each of its directors and executive
       officers.
10.2   Change of Control Severance Agreement dated November 23,
       1998 between Registrant and Guy Krevet.
10.3   Change of Control Severance Agreement dated December 1, 1998 between Registrant and Gerald Quinnell.
10.4   Offer Letter dated October 22, 1999 between Registrant and
       Thomas Scannell.
10.5   Offer Letter dated November 1, 1999 between Registrant and
       Gary Gianatasio.
10.6   Agreement dated December 1, 1999 among Registrant, John and
       Susan Ocampo, and certain stockholders.
10.7+  Services Sale Agreement between Registrant and TRW, Inc.
       dated August 19, 1998, as amended.
10.8+  Foundry Agreement between Registrant and Temic Semiconductor dated September 1, 1999.
10.9*+ Volume Purchase Agreement between Registrant and Nortel
       Networks dated September 1, 1999.
10.10+ Supply Agreement between Registrant and Spectrian, Inc.
       dated October 7, 1999.
10.11  Amended and Restated 1998 Stock Plan and related agreements.
10.12  2000 Employee Stock Purchase Plan and related agreements.
10.13* Sublease between Registrant and Telesensory dated September
       5, 1997.
10.14  Lease between Registrant and Arden Realty dated July 30,
       1999.
10.15* Lease for between Registrant and Aetna Life Insurance
       Company dated May 26, 1998.
10.16* Sublease between Registrant and Family and Child Guidance
       Centers dated November 22, 1999.
10.17* Lease between Registrant and Elk Property Management Limited dated November 19, 1999.


11.1 Statement of computation of net income per share and pro forma net income per share (see Note 5 of Notes to Financial
       Statements).
21.1   Subsidiaries of the Registrant.
23.1*  Consent of Wilson Sonsini Goodrich & Rosati, Professional
       Corporation (included in Exhibit 5.1).
23.2   Consent of Ernst & Young, LLP, Independent Auditors.
24.1   Power of Attorney (see page II-6).
27.1   Financial Data Schedule.

-------------------------
* To be supplied by amendment.
+ Confidential treatment has been requested for portions of these exhibits.

     (b) Financial Statement Schedules

     Schedule II -- Valuation and Qualifying Accounts

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

     The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 1st day of March, 2000.

                                          STANFORD MICRODEVICES, INC.

                                          By:    /s/ ROBERT VAN BUSKIRK
                                            ------------------------------------
                                                     Robert Van Buskirk
                                               President and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints, jointly and severally, Robert Van Buskirk, John Ocampo and Thomas Scannell and each one of them, his true and lawful attorney-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any registration statement related to the offering contemplated by this registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                       SIGNATURES                                    TITLE                  DATE
                       ----------                                    -----                  ----
                    /s/ JOHN OCAMPO                        Chairman of the Board and   March 1, 2000
--------------------------------------------------------   Chief Technology Officer
                      John Ocampo

                 /s/ ROBERT VAN BUSKIRK                   President, Chief Executive   March 1, 2000
--------------------------------------------------------     Officer and Director
                   Robert Van Buskirk                        (Principal Executive
                                                                   Officer)

                  /s/ THOMAS SCANNELL                      Vice President of Finance   March 1, 2000
--------------------------------------------------------  and Chief Financial Officer
                    Thomas Scannell                        (Principal Financial and
                                                              Accounting Officer)

               /s/ JOHN C. BUMGARNER, JR.                          Director            March 1, 2000
--------------------------------------------------------
                 John C. Bumgarner, Jr.

                       SIGNATURES                                    TITLE                  DATE
                       ----------                                    -----                  ----
                    /s/ PETER CHUNG                                Director            March 1, 2000
--------------------------------------------------------
                      Peter Chung

                 /s/ CASIMIR SKRZYPCZAK                            Director            March 1, 2000
--------------------------------------------------------
                   Casimir Skrzypczak

                                                                     SCHEDULE II

                          STANFORD MICRODEVICES, INC.

                       VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                   ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

                                                        ADDITIONS-
                                        BALANCE AT       CHARGED                      BALANCE AT
             YEAR ENDED                BEGINNING OF      TO COSTS      DEDUCTIONS-      END OF
            DECEMBER 31,                  PERIOD       AND EXPENSES    WRITE-OFFS       PERIOD
-------------------------------------  ------------    ------------    -----------    ----------
1997.................................    $     --        $91,000         $    --       $ 91,000
1998.................................      91,000         25,000              --        116,000
1999.................................     116,000             --          16,000        100,000

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement.
 3.1      Restated Certificate of Incorporation of Registrant as
          currently in effect.
 3.2      Form of Restated Certificate of Incorporation of Registrant
          to be filed upon the closing of the offering.
 3.3      Bylaws of Registrant, as amended, as currently in effect.
 4.1*     Form of Registrant's Common Stock Certificate.
 4.2      Investors' Rights Agreement, dated as of October 5, 1999,
          among the Registrant and the parties named therein.
 5.1*     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation.
10.1      Form of Indemnification Agreement to be entered into by
          Registrant with each of its directors and executive
          officers.
10.2      Change of Control Severance Agreement dated November 23,
          1998 between Registrant and Guy Krevet.
10.3      Change of Control Severance Agreement dated December 1, 1998 between Registrant and Gerald Quinnell.
10.4      Offer Letter dated October 22, 1999 between Registrant and
          Thomas Scannell.
10.5      Offer Letter dated November 1, 1999 between Registrant and
          Gary Gianatasio.
10.6      Agreement dated December 1, 1999 among Registrant, John and
          Susan Ocampo, and certain stockholders.
10.7+     Services Sale Agreement between Registrant and TRW, Inc.
          dated August 19, 1998, as amended.
10.8+     Foundry Agreement between Registrant and Temic Semiconductor dated September 1, 1999.
10.9*+    Volume Purchase Agreement between Registrant and Nortel
          Networks dated September 1, 1999.
10.10+    Supply Agreement between Registrant and Spectrian, Inc.
          dated October 7, 1999.
10.11     Amended and Restated 1998 Stock Plan and related agreements.
10.12     2000 Employee Stock Purchase Plan and related agreements.
10.13*    Sublease between Registrant and Telesensory dated September
          5, 1997.
10.14     Lease between Registrant and Arden Realty dated July 30,
          1999.
10.15*    Lease for between Registrant and Aetna Life Insurance
          Company dated May 26, 1998.
10.16*    Sublease between Registrant and Family and Child Guidance
          Centers dated November 22, 1999.
10.17*    Lease between Registrant and Elk Property Management Limited dated November 19, 1999.
11.1      Statement of computation of net income per share and pro
          forma net income per share (see Note 5 of Notes to Financial
          Statements).
21.1      Subsidiaries of the Registrant.
23.1*     Consent of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation (included in Exhibit 5.1).
23.2      Consent of Ernst & Young LP Independent Auditors.
24.1      Power of Attorney (see page II-7).
27.1      Financial Data Schedule.

-------------------------
* To be supplied by amendment.
+ Confidential treatment has been requested for portions of these exhibits.